FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                           For the month of April 2013

                        Commission File Number 2 - 68279

                               RICOH COMPANY, LTD.
                 -----------------------------------------------
                 (Translation of Registrant's name into English)

               13-1, Ginza 8-Chome, Chuo-ku, Tokyo 104-8222, Japan
               ---------------------------------------------------
                    (Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

      Form 20-F    X      Form 40-F    __

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __ )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __ )

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

      Yes    __      No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__ )


--------------------------------------------------------------------------------


                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            Ricoh Company, Ltd.
                                            ------------------------------
                                            (Registrant)

                                            By:  /S/  Zenji Miura
                                            ------------------------------
                                            Zenji Miura
                                            President and
                                            Chief Executive Officer
April 26, 2013

RICOH                                                          April 26, 2013

                                  FLASH REPORT

                            Year ended March 31, 2013
          (Results for the Period from April 1, 2012 to March 31, 2013)
                        Three months ended March 31, 2013
         (Results for the Period from January 1, 2013 to March 31, 2013)

PERFORMANCE OUTLINE (CONSOLIDATED)

(1)  Year ended March 31, 2012, 2013 and Year ending March 31, 2014 (Forecast)

                                                                                                              (Billions of yen)
-------------------------------------------------------------------------------------------------------  ----------------------
                                                                   Year ended     Year ended              Year ending
                                                                 March 31, 2012 March 31, 2013           March 31, 2014
                                                                   (Results)      (Results)    Change      (Forecast)   Change
-------------------------------------------------------------------------------------------------------  ----------------------
   Domestic sales                                                     886.4           870.3      -1.8%       882.5        1.4%
   Overseas sales                                                   1,017.0         1,054.1       3.6%     1,217.5       15.5%
Net sales                                                           1,903.4         1,924.4       1.1%     2,100.0        9.1%
Gross profit                                                          752.6           768.6       2.1%       875.0       13.8%
Operating income (loss)                                               -18.0            63.4        --        140.0      120.8%
Income (loss) before income taxes                                     -31.9            58.1        --        135.0      132.4%
Net income (loss) attributable to Ricoh Company, Ltd.                 -44.5            32.4        --         80.0      146.8%
-------------------------------------------------------------------------------------------------------  ----------------------
Exchange rate (Yen/US$)                                               79.08           83.06       3.98       95.00       11.94
Exchange rate (Yen/EURO)                                             109.05          107.08      -1.97      125.00       17.92
-------------------------------------------------------------------------------------------------------  ----------------------
Net income (loss) attributable to Ricoh Company, Ltd.
 shareholders per share-basic (yen)                                  -61.42           44.78     106.20      110.34       65.56
Net income (loss) attributable to Ricoh Company, Ltd.
 shareholders per share-diluted (yen)                                -61.42              --         --          --          --
-------------------------------------------------------------------------------------------------------  ----------------------
Return on equity attributable to Ricoh Company, Ltd.(%)                -5.1             3.8        8.9          --          --
Income (loss) before income taxes on total assets (%)                  -1.4             2.5        3.9          --          --
Operating income (loss) on net sales (%)                               -0.9             3.3        4.2         6.7         3.4
-------------------------------------------------------------------------------------------------------  ----------------------
Total assets                                                        2,289.3         2,360.6       71.3          --          --
Ricoh Company, Ltd. shareholders' equity                              822.7           897.9       75.2          --          --
Interest-bearing debt                                                 741.8           702.7      -39.0          --          --
-------------------------------------------------------------------------------------------------------  ----------------------
Ricoh Company, Ltd. shareholders' equity ratio (%)                     35.9            38.0        2.1          --          --
-------------------------------------------------------------------------------------------------------  ----------------------
Ricoh Company, Ltd. shareholders' equity per share (yen)           1,134.64        1,238.55     103.91          --          --
-------------------------------------------------------------------------------------------------------  ----------------------
Cash flows from operating activities                                   11.2           124.5      113.3          --          --
Cash flows from investing activities                                 -112.4          -106.4        5.9          --          --
Cash flows from financing activities                                   87.8           -64.3     -152.1          --          --
Cash and cash equivalents at end of period                            156.2           117.0      -39.1          --          --
-------------------------------------------------------------------------------------------------------  ----------------------
Capital expenditures                                                   73.2            86.5       13.2        89.0         2.4
Depreciation for tangible fixed assets                                 64.9            60.4       -4.5        73.0        12.5
R&D expenditures                                                      119.0           112.0       -7.0       113.0         0.9
-------------------------------------------------------------------------------------------------------  ----------------------
Number of employees (Japan) (thousand people)                          38.5            37.4       -1.1          --          --
Number of employees (Overseas) (thousand people)                       70.7            70.0       -0.7          --          --
-------------------------------------------------------------------------------------------------------  ----------------------

                               RICOH COMPANY, LTD.

* The Company bases the forecast estimates for the fiscal year ending March 31, 2014 above upon information currently available to management, which involves risks and uncertainties that could cause actual results to differ materially from those projected.

(2)  Three months ended March 31, 2012 and 2013

                                                                                                               (Billions of yen)
---------------------------------------------------------------------------------------------------------------------------------
                                                                                     Three months ended Three months ended
                                                                                       March 31, 2012     March 31, 2013   Change
---------------------------------------------------------------------------------------------------------------------------------
   Domestic sales                                                                           241.3              229.4        -4.9%
   Overseas sales                                                                           265.2              307.9        16.1%
Net sales                                                                                   506.6              537.3         6.1%
Gross profit                                                                                184.3              205.1        11.3%
Operating income                                                                             18.9               22.9        21.2%
Income before income taxes                                                                   16.6               21.8        31.7%
Net income attributable to Ricoh Company, Ltd.                                                8.6               15.1        75.8%
---------------------------------------------------------------------------------------------------------------------------------
Exchange rate (Yen/US$)                                                                     79.32              92.28        12.96
Exchange rate (Yen/EURO)                                                                   104.04             121.81        17.77
---------------------------------------------------------------------------------------------------------------------------------
Net income attributable to Ricoh Company, Ltd.
 shareholders per share-basic (yen)                                                         11.89              20.92         9.03
Net income attributable to Ricoh Company, Ltd.
 shareholders per share-diluted (yen)                                                       11.89                 --           --
---------------------------------------------------------------------------------------------------------------------------------
Return on equity attributable to Ricoh Company, Ltd.(%)                                       1.0                1.8          0.8
Income before income taxes on total assets (%)                                                0.7                0.9          0.2
Operating income on net sales (%)                                                             3.7                4.3          0.6
---------------------------------------------------------------------------------------------------------------------------------
Capital expenditures                                                                         19.3               25.4          6.1
Depreciation for tangible fixed assets                                                       18.1               15.9         -2.2
R&D expenditures                                                                             29.7               29.8          0.1
---------------------------------------------------------------------------------------------------------------------------------

RICOH COMPANY, LTD. AND CONSOLIDATED SUBSIDIARIES
FLASH REPORT (CONSOLIDATED RESULTS FOR THE YEAR ENDED MARCH 31, 2013)

1.   RESULTS FOR THE PERIOD FROM APRIL 1, 2012 TO MARCH 31, 2013

(1) Operating Results

                                                              (Millions of yen)
-------------------------------------------------------------------------------
                                                    Year ended     Year ended
                                                  March 31, 2012 March 31, 2013
-------------------------------------------------------------------------------
Net sales                                           1,903,477      1,924,497
   (% change from the previous corresponding
   period)                                               -2.0            1.1
Operating income (loss)                               -18,068         63,434
   (% change from the previous corresponding
   period)                                                 --             --
Income (loss) before income taxes                     -31,937         58,173
   (% change from the previous corresponding
   period)                                                 --             --
Net income (loss) attributable to Ricoh Company, Ltd. -44,560         32,467
   (% change from the previous corresponding
   period)                                                 --             --
Net income (loss) attributable to Ricoh Company, Ltd.
  shareholders per share-basic (yen)                   -61.42          44.78
Net income (loss) attributable to Ricoh Company, Ltd.
  shareholders per share-diluted (yen)                 -61.42             --
-------------------------------------------------------------------------------
Return on equity attributable to Ricoh Company,
  Ltd.(%)                                                -5.1            3.8
Income (loss) before income taxes on total assets (%)    -1.4            2.5
Operating income (loss) on net sales (%)                 -0.9            3.3
-------------------------------------------------------------------------------
Notes:

i. Comprehensive gain: Yen 95,599 million ( - %) (Yen 74,059 million ( - %) in loss in previous fiscal year)

ii. Equity in income of affiliates: Yen 31 million (Yen 39 million in previous fiscal year)

(2)  Financial Position

                                                              (Millions of yen)
-------------------------------------------------------------------------------
                                                  March 31, 2012 March 31, 2013
-------------------------------------------------------------------------------
Total assets                                        2,289,358      2,360,697
Total equity                                          879,018        958,658
Ricoh Company, Ltd. shareholders' equity              822,704        897,996
Ricoh Company, Ltd. shareholders' equity
  ratio (%)                                              35.9           38.0
Ricoh Company, Ltd. shareholders' equity
  per share (yen)                                    1,134.64       1,238.55
-------------------------------------------------------------------------------

(3)  Cash Flows

                                                              (Millions of yen)
-------------------------------------------------------------------------------
                                                    Year ended     Year ended
                                                  March 31, 2012 March 31, 2013
-------------------------------------------------------------------------------
Cash flows from operating activities                   11,206        124,526
Cash flows from investing activities                 -112,443       -106,467
Cash flows from financing activities                   87,823        -64,321
Cash and cash equivalents at end of period            156,210        117,051
-------------------------------------------------------------------------------

2.   DIVIDEND INFORMATION

                                                                        (Millions of yen)
------------------------------------------------------------------------------------------
                                                Year ended     Year ended    Year ending
                                              March 31, 2012 March 31, 2013 March 31, 2014
------------------------------------------------------------------------------------------
Cash dividends, applicable to the year (yen)            25.00          29.00    33.00
  Half year (yen)                                       16.50          12.50    16.50
  Year-end (yen)                                         8.50          16.50    16.50
Total annual dividends (millions of yen)               18,133         21,026
Payout Ratio (%)                                           --           64.8     29.9
Dividends on shareholders' equity (%)                     2.1            2.4
------------------------------------------------------------------------------------------

3.   FORECAST OF OPERATING RESULTS FROM APRIL 1, 2013 TO MARCH 31, 2014

                                                             (Millions of yen)
-------------------------------------------------------------------------------
                                                                  Year ending
                                                                 March 31, 2014
-------------------------------------------------------------------------------
Net sales                                                          2,100,000
Operating income                                                     140,000
Income before income taxes                                           135,000
Net income attributable to Ricoh Company, Ltd.                        80,000
Net income attributable to Ricoh Company, Ltd. shareholders
 per share (yen)                                                      110.34
------------------------------------------------------------------------------

4.   OTHERS

(1)  Changes in significant subsidiaries: No

(2)  Change in accounting method has been made.

* Please see (8) Changes in Significant Accounting Policies (Consolidated) on page 25.

(3)  Number of common stock outstanding (including treasury stock):

 As of March 31, 2013  744,912,078 shares    As of March 31, 2012   744,912,078 shares

(4)  Number of treasury stock:

 As of March 31, 2013  19,875,662 shares     As of March 31, 2012   19,831,060 shares

(5)  Average number of common stock:

 As of March 31, 2013  725,062,802 shares    As of March 31, 2012   725,483,319 shares

(REFERENCE) NON-CONSOLIDATED INFORMATION

1.   RESULTS FOR THE PERIOD FROM APRIL 1, 2012 TO MARCH 31, 2013

(1)  Operating Results

                                                              (Millions of yen)
-------------------------------------------------------------------------------
                                                    Year ended     Year ended
                                                  March 31, 2012 March 31, 2013
-------------------------------------------------------------------------------
Net sales                                             795,471        803,861
    (% change from the previous corresponding
      period)                                            -5.6            1.1
Operating loss                                        -31,927         -1,520
    (% change from the previous corresponding
      period)                                              --             --
Ordinary income (loss)                                 -7,402         18,650
    (% change from the previous corresponding
      period)                                              --             --
Net income (loss)                                    -128,678         15,846
    (% change from the previous corresponding
      period)                                              --             --
Net income (loss) per share-basic (yen)               -177.37          21.86
Net income (loss) per share-diluted (yen)                  --             --
-------------------------------------------------------------------------------

(2)  Financial Position

                                                              (Millions of yen)
-------------------------------------------------------------------------------
                                                  March 31, 2012 March 31, 2013
-------------------------------------------------------------------------------
Total assets                                        1,135,182      1,110,025
Net assets                                            599,269        603,092
Equity ratio (%)                                         52.8           54.3
Net assets per share (yen)                             826.02         832.79
-------------------------------------------------------------------------------

* Equity capital  March 31, 2013  Yen 603,092 million March 31, 2012 Yen 599,269 million

1.   PERFORMANCE

(1)  OPERATING RESULTS

*Overview

Consolidated net sales of Ricoh Group for the fiscal year 2012 (April 1, 2012 to March 31, 2013) increased by 1.1% as compared to the previous corresponding period, to Yen 1,924.4 billion. During this period, the average yen exchange rates were Yen 83.06 against the U.S. dollar (down Yen 3.98) and Yen 107.08 against the Euro (up Yen 1.97). Net sales would be at the same level compared to the previous corresponding period when excluding the impact of such foreign currency exchange fluctuation.

The Japanese economy has shown signs of gradual recovery with the increase in demand relating to the recovery and restoration of the areas affected by the Great East Japan Earthquake. However, with the strong Yen against the U.S. dollar and the Euro during most of the year, along with the continued worry of a global slowdown, the economic environment remained fairly stagnant throughout the fiscal year. The higher expectations arising from the economic recovery plans introduced by the new cabinet has helped to weaken the Yen and increase the stock prices during the end of 2012, but the overall economic outlook still remains unpredictable.
Under such conditions, domestic sales in the Other segment increased compared to the previous corresponding period due to the additional sales contribution from Pentax Ricoh Imaging Co., Ltd but sales in the Imaging & Solutions segment and the Industrial Products segment decreased from the previous corresponding period. Overall, domestic sales decreased by 1.8% compared to the previous corresponding period.

Outside of the domestic market, the U.S. economy is showing signs of a modest recovery, but the European economy remains stagnant under the prolonged European debt crisis, along with the slowdown in growth occurring in China and the rest of the emerging markets. These economic conditions have affected the overseas sales of Ricoh.

As for overseas sales by region, sales in the Americas increased by 5.9% compared to the previous corresponding period (an increase of 0.9% excluding foreign currency exchange fluctuation) due to the weakening trend of the yen against the dollar that began during the end of the year. Sales in Europe, Middle East and Africa increased by a mere 0.1% due to the continued economic uncertainties in the region along with the strong Yen against the Euro (an increase of 1.9% excluding foreign currency exchange fluctuation). Sales in Other region (which includes China, South East Asia and Oceania) increased by 6.9% (an increase of 3.2% excluding foreign currency exchange fluctuation). As a result, total overseas sales increased by 3.6% compared to the previous corresponding period (an increase of 1.6% excluding foreign currency exchange fluctuation).

Gross profit increased by 2.1% as compared to the previous corresponding period, to Yen 768.6 billion due to increase in sales and the continued cost reduction activities implemented by the company.

The group-wide activities to streamline costs have contributed significantly in reducing selling, general and administrative expenses. The decrease in impairment costs of long-lived assets and corporate restructuring costs, as well as decrease in goodwill impairment costs which were not incurred this fiscal year contributed to a decrease of 8.5% in selling, general and administrative expenses as compared to the previous corresponding period; to Yen 705.1 billion.

As a result, operating income increased significantly to Yen 63.4 billion (operating loss was Yen 18.0 billion for the previous corresponding period).

Other income and expenses have improved compared to the previous corresponding period due to significant reduction in losses from securities revaluation and the decrease in foreign exchange loss. As a result, income before income taxes increased as compared to the previous corresponding period; to Yen 58.1 billion (loss before income taxes was Yen 31.9 billion for the previous corresponding period).

Consequently, net income attributable to Ricoh Company, Ltd. increased by Yen
77.0 billion as compared to the previous corresponding period; to Yen 32.4 billion (net loss was Yen 44.5 billion for the previous corresponding period).

Comprehensive income increased significantly primarily by the increase in consolidated net income and the increase in cumulative translation adjustments.

*Consolidated Sales by Product Line

Imaging & Solutions (Sales up 0.9% to Yen 1,685.3 billion)
----------------------------------------------------------

Sales in the Imaging & Solutions segment which is comprised of the Office Imaging, Production Printing and Network System Solutions increased by 0.9% from the previous corresponding period, to Yen 1,685.3 billion.

     Office Imaging (Sales up 0.5% to Yen 1,329.6 billion)
     -----------------------------------------------------
     Sales in this category increased by 0.5% compared to the previous corresponding period, to Yen 1,329.6 billion. The sales would have decreased by 0.7% excluding the effects of foreign currency fluctuations.

     The sales of color PPCs increased compared to the previous corresponding period along with the increase in sales of monochrome printers.

     Production Printing (Sales down 1.0% to Yen 147.0 billion)
     ----------------------------------------------------------
     Despite the increase in the sales of cut sheet products, sales in this category decreased by 1.0% compared to the previous corresponding period, to Yen 147.0 billion due to the decrease in the sales of our third party products.

     Network System Solutions (Sales up 4.8% to Yen 208.7 billion)
     -------------------------------------------------------------
     Sales in this category increased by 4.8% compared to the previous corresponding period, to Yen 208.7 billion due primarily to the increase in overseas sales of IT services.

Industrial Products (Sales down 5.1% to Yen 93.0 billion)
---------------------------------------------------------
Sales in the Industrial Products segment decreased by 5.1% compared to the previous corresponding period, to Yen 93.0 billion. Sales of thermal media products increased from the previous corresponding period, but the sales of semiconductor devices and ele

Other (Sales up 8.7% to Yen 146.0 billion)
------------------------------------------
Net sales in the Other segment increased by 8.7% compared to the previous corresponding period, to Yen 146.0 billion due to contribution in sales from Pentax Ricoh Imaging Co., Ltd, which was acquired in the second half of FY11.

*Consolidated Sales by Geographic Area

Japan (Sales down 1.8% to Yen 870.3 billion)
--------------------------------------------

The Japanese economy has shown signs of gradual recovery with the increase in demand relating to the recovery and restoration of the areas affected by the Great East Japan Earthquake. The expectations arising from the economic recovery plans introduced by the new cabinet along with the monetary easing measures introduced by the Bank of Japan has helped to weaken the Yen and increase the stock prices, but the overall economic outlook still remains unpredictable.

Under such conditions, sales in the Imaging & Solutions segment for the domestic market decreased by 2.2% compared to the previous corresponding period to Yen
695.7 billion, due to the slow down in after-sales revenue.

Sales of semiconductor devices and electronic components decreased as compared to the previous corresponding period. As a result, sales in the Industrial Products segment decreased by 16.5% as compared to the previous corresponding period, to Yen 44.5 billion.

Other segment sales have increased compared to the previous corresponding period due to the additional sales contribution from Pentax Ricoh Imaging Co., Ltd., which was acquired in the second half of FY11.

The Americas (Sales up 5.9% to Yen 496.6 billion)
-------------------------------------------------

In the Americas, the economic situation remains unpredictable despite the gradual recovery in individual consumption and capital investment. Despite such economic conditions, the weakening of the Yen against the Dollar during the latter part of the fiscal year has contributed to increase overall sales by 5.9% compared to the previous corresponding period, to Yen 496.6 billion.

The sales in this area would have increased by 0.9% excluding the effects of foreign currency fluctuations.

Europe, Middle East and Africa (Sales up 0.1% to Yen 421.7 billion)
-------------------------------------------------------------------

In Europe, Middle East and Africa the economic situation remains uncertain due to the prolonged European debt crisis. The Yen showed signs of weakness against the Euro around the end of the year, but for the most part of the fiscal year the Yen remained strong against the Euro. Under such conditions, the sales in Europe, Middle East and Africa increased by 0.1% compared to the previous corresponding period, to Yen 421.7 billion.

The sales in this area would have increased by 1.9% excluding the effects of foreign currency fluctuations.

Other (Sales up 6.9% to Yen 135.7 billion)
------------------------------------------

The Other segment includes China, South East Asia and Oceania. The emerging markets including China and India achieved strong growth, but there are signs of a slowdown in growth in these countries and the rest of the emerging markets. Due to the strengthening of the sales force in the emerging markets, Ricoh was able to increase sales in all segments from the previous corresponding period. As a result, overall sales in Other increased by 6.9% from the previous corresponding period, to Yen 135.7 billion. The sales in this area would have increased by 3.2% excluding the effects of foreign currency fluctuations.

*Segment Information

Operating Segment
-----------------

Imaging & Solutions
-------------------

The increase in the sales of color PPCs, MFPs, monochrome printers and Network System Solutions have contributed to the overall increase in sales in the Imaging & Solutions segment by 0.9% from the previous corresponding period, to Yen 1,685.3 billion.

The group-wide activities to streamline costs have contributed to improve our operating income. The decrease in the impairment of long-lived assets and corporate restructuring costs incurred this fiscal year along with goodwill impairment incurred during the previous fiscal year that were not incurred this fiscal year have all contributed to significantly improve our operating income for this fiscal year to Yen 137.9 billion.

Industrial Products
-------------------

Sales in the Industrial Products segment decreased by 5.2%, as compared to the previous corresponding period, to Yen 97.4 billion. Sales of semiconductor devices and electronic components decreased as compared to the previous corresponding period. As a result, operating loss in the Industrial Products segment amounted to Yen 0.8 billion (operating loss was Yen 1.6 billion for the previous corresponding period).

Other
-----

Sales in the Other segment increased by 8.7%, as compared to the previous corresponding period, to Yen 146.0 billion. The acquisition of Pentax Ricoh Imaging Co., Ltd., which was acquired in the second half of FY11, has contributed to the increase in sales of our digital camera products. However, the additional expenses incurred relating to new business affected our overall performance in this segment, resulting in an operating loss of Yen 5.2 billion (operating loss Yen 4.7 billion for the previous corresponding period).

                                                                 (Billions of yen)
----------------------------------------------------------------------------------
                                     Year ended     Year ended
                                   March 31, 2012 March 31, 2013    Change (%)
----------------------------------------------------------------------------------
Imaging & Solutions:
  Net sales                           1,671.1         1,685.3            0.9
  Operating income                       54.9           137.9          151.0
        Operating income
          on sales(%)                     3.3             8.2       4.9point
----------------------------------------------------------------------------------
Industrial Products:
  Net sales                             102.7            97.4           -5.2
  Operating loss                         -1.6            -0.8             --
        Operating loss
          on sales(%)                    -1.6            -0.9       0.7point
----------------------------------------------------------------------------------
Other:
  Net sales                             134.3           146.0            8.7
  Operating loss                         -4.7            -5.2             --
        Operating loss
          on sales(%)                    -3.5            -3.6      -0.1point
----------------------------------------------------------------------------------

Geographic Segment
------------------

Japan
-----

Although there are increased demand relating to the recovery and restoration of the areas affected by the Great East Japan Earthquake, along with the weakening Yen and increase of stock prices during the latter part of the fiscal year, the overall economic outlook still remains unpredictable. Under such condition, overall sales in Japan decreased by 1.0% from the previous corresponding period, to Yen 1,262.3 billion. The group-wide activities to streamline costs and the reduction in restructuring costs have contributed to improve our operating income for this fiscal year to Yen 26.9 billion.

The Americas
------------

The weakening of the Yen against foreign currencies during the latter part of the fiscal year have contributed to increase overall sales in the Americas segment by 5.4% as compared to the previous corresponding period, to Yen 500.9 billion. The decrease in impairment of long-lived assets along with goodwill impairment incurred during the previous fiscal year that were not incurred this fiscal year have contributed to significantly improve our operating income to Yen 6.6 billion.

Europe, Middle East and Africa
------------------------------

The continued business recession throughout Europe, and the strong Yen against the Euro for most part of the fiscal year have affected our sales in this segment. The overall sales in this segment decreased by 0.2%, from the previous corresponding period to Yen 415.4 billion. Operating income increased by 48.1% from the previous corresponding period, to Yen 26.1 billion due to the group-wide activities taken to streamline costs.

Other
-----

By strengthening the sales structure in the emerging market, overall sales in Other segment increased by 11.9% from the previous corresponding period, to Yen
311.2 billion. Operating income increased by 66.1% from the previous corresponding period, to Yen 12.7 billion.

*Forecast for the coming fiscal year

Economic projections and Ricoh Group's strategies for fiscal year 2013
----------------------------------------------------------------------

From a global perspective, the U.S. economy is showing signs of a modest recovery and expectations for growth in the domestic economy are arising from the economic recovery plans by the new cabinet and the Bank of Japan. However, the overall economic outlook continues to remain unpredictable with the prolonged European debt crisis and the slowdown in growth occurring in the emerging markets.

We believe the various restructuring activities implemented throughout the Ricoh Group will contribute to our continued growth in the future. These activities will be continually implemented to strengthen our management efficiency.

Our performance forecast for fiscal year ending March 31, 2014 is as follows:
Exchange Rate Assumptions for the full year ending March 31, 2014
US$ 1 = Yen 95.00 (Yen 83.06 in previous fiscal year)
EURO 1 = Yen 125.00 (Yen 107.08 in previous fiscal year)

                                                             (Billions of yen)
------------------------------------------------------------------------------
                                 Year ended    Year ending
                               March 31, 2013 March 31, 2014
                                 (Results)      (Forecast)        Change
------------------------------------------------------------------------------
   Domestic sales                   870.3          882.5            1.4%
   Overseas sales                 1,054.1        1,217.5           15.5%
Net sales                         1,924.4        2,100.0            9.1%
Gross profit                        768.6          875.0           13.8%
Operating income                     63.4          140.0          120.8%
Income before income taxes           58.1          135.0          132.4%
Net income attributable to
  Ricoh Company, Ltd.                32.4           80.0          146.8%
-----------------------------------------------------------------------------
Notes:

* Ricoh bases the forecast estimates for the year ending March 31, 2014 above upon information currently available to management, which involves risks and uncertainties that could cause actual results to differ materially from those projected.

(2) FINANCIAL POSITION

A)  Assets, Liabilities, and Equity at Year-End

                                                                  (Billions of yen)
-----------------------------------------------------------------------------------
                                    March 31, 2012 March 31, 2013      Change
-----------------------------------------------------------------------------------
Total Assets                           2,289.3        2,360.6              71.3
Total Equity                             879.0          958.6              79.6
Ricoh Company, Ltd. shareholders'
  equity                                 822.7          897.9              75.2
Ricoh Company, Ltd. shareholders'
  equity ratio (%)                        35.9%          38.0%         2.1point
------------------------------------------------------------------------------------

For Assets, cash and time deposits have decreased from the end of the previous fiscal year. In addition, the weakening of the Yen against foreign currencies during the end of the fiscal year has contributed to the increase in our assets held in foreign currencies. As a result, total assets increased by Yen 71.3 billion; to Yen 2,360.6 billion.

For Liabilities, repayments of debt have contributed to the decrease in the total amount of interest-bearing debt. As a result, total liabilities decreased by Yen 8.3 billion; to Yen 1,402.0 billion.

For Total Equity, the accumulated other comprehensive income increased due primarily to the fluctuation of cumulative translation adjustments reflecting exchange fluctuation from the end of the previous period. As a result, Total Equity increased by Yen 79.6 billion from the end of the previous fiscal year; to Yen 958.6 billion.

B)  Cash Flows

                                                                           (Billions of yen)
--------------------------------------------------------------------------------------------
                                               Year ended     Year ended
                                             March 31, 2012 March 31, 2013      Change
--------------------------------------------------------------------------------------------
Cash flows from operating activities               11.2          124.5          113.3
Cash flows from investing activities             -112.4         -106.4            5.9
Cash flows from financing activities               87.8          -64.3         -152.1
Cash and Cash Equivalents at end of period        156.2          117.0          -39.1
--------------------------------------------------------------------------------------------

Net cash provided by operating activities increased by Yen 113.3 billion from the previous corresponding period, to Yen 124.5 billion due primarily to the increase in net income and decrease in inventory.

Even though purchases of fixed assets increased, the acquisition cost incurred in the previous fiscal year affected our overall net cash used in investing activities. The net cash used in investing activities decreased by Yen 5.9 billion from the previous corresponding period; to Yen 106.4 billion.

As a result, free cash inflows generated by operating and investing activities amounted to Yen 18.0 billion while free cash flow was a negative Yen 101.2 billion in the previous corresponding period.

Net cash used in financing activities in this period amounted to Yen 64.3 billion due primarily to decrease in interest-bearing debt.

As a result of the above, cash and cash equivalents as of the end of this fiscal year decreased by Yen 39.1 billion from the end of the previous corresponding period, to Yen 117.0 billion.

C)  Cash Flow Indices

-----------------------------------------------------------------------------------------------------------------------
                                               Year ended     Year ended     Year ended     Year ended     Year ended
                                             March 31, 2009 March 31, 2010 March 31, 2011 March 31, 2012 March 31, 2013
-----------------------------------------------------------------------------------------------------------------------
Total Equity / Total assets                       38.8%          40.8%          41.0%          35.9%          38.0%
Market capitalization / Total assets              33.6%          44.4%          47.0%          25.5%          30.8%
Interest bearing debt / Operating cash flow        8.9            3.6            5.3           66.2            5.6
Operating cash flow / Interest expense            14.9           23.4           15.1            1.6           16.9
-----------------------------------------------------------------------------------------------------------------------

Notes:

i.   All indices are calculated based on consolidated data.
ii. Market capitalization equals the stock price at the end of fiscal year multiplied by the number of shares outstanding at the end of fiscal year.
iii. Operating cash flows is shown in consolidated statement of cash flow. Interest bearing debt includes all debt in which a fee is charged for the liability.
iv. Indices of Year ended March31, 2009 and 2010 are not based on the figures retrospectively adjusted.

(3) DIVIDEND POLICY

       Ricoh endeavors to ensure that policies are regularly updated to take the dividend payout ratio into consideration in the payment of dividends, while at the same time increasing retained earnings for the enhancement of corporate structure and for new business generation. Furthermore, these retained earnings will be used both in the reinforcement of core businesses and for investment in new fields with both medium-term and long-term perspectives.

       Since we have achieved profit for this fiscal year, the total dividend per share for the fiscal year ended March 31, 2013 will be Yen 4.00 higher than the previous fiscal year, to Yen 29.00 and for the fiscal year ending March 31, 2014 will be Yen 33.00 respectively.

(4) RISK FACTORS

       Risks that may affect Ricoh's financial results and financial position are listed below, but are not limited to them. Ricoh's business may in the future also be affected by other risks that are currently unknown or that are not currently considered significant or material.

          -Ability to respond to rapid technological changes in the document imaging and management industry

          -Highly competitive markets

          -The risks of international operations and the risks of overseas expansion

          -Economic outlooks in major markets

          -Foreign exchange fluctuations

          -Crude oil price fluctuations

          -Government regulation that can limit its activities or increase its cost of operations

          -Internal control evaluations and attestation over financial reporting under section 404 of the Sarbanes-Oxley Act of 2002

          -Dependence on protecting its intellectual property rights

          -Dependence on securing and retaining specially skilled personnel

          -Increase of employee benefit obligations

          -Environmental laws and regulations

          -Risks associated with Ricoh's equipment financing business

          -Product liability claims that could significantly affect its financial condition

          -Alliances with other entities

          -Risks associated with divulging of information

          -Catastrophic disaster, information technology problems or infectious diseases

          -Fluctuations in a state of electricity supply

2. GROUP POSITION

The Ricoh Group comprises 220 subsidiaries and 7 affiliates as of March 31,
2013.

Their development, manufacturing, sales, and service activities center on Imaging & Solutions, Industrial Products, and Other.

Ricoh Company, Ltd., a parent company, heads development. The parent company and subsidiaries or affiliates maintain an integrated domestic and international manufacturing structure. Below, we have listed our main product areas and the positions of key subsidiaries and affiliates.

[Imaging & Solutions]

In this business category, Ricoh provides products and systems that support the enhancement of the office productivity of customers. Major products include:

Digital/analog copiers, MFPs (multifunctional printers), laser printers, facsimile machines, and digital duplicators. Ricoh also provides solution systems including personal computers and servers, utilizing its information technology. Another business Ricoh also provides are support, service, and related supplies, as well as support and service including IT environment setup and network administration.

[Main Subsidiaries and Affiliates]

Manufacturing
   Japan...Tohoku Ricoh Co., Ltd., Ricoh Elemex Corporation, Ricoh Unitechno
       Co., Ltd., Hasama Ricoh Inc., Ricoh Microelectronics Co., Ltd., Ricoh Keiki Co., Ltd., and Ricoh Printing Systems, Ltd.
   The Americas...Ricoh Electronics, Inc.
   Europe...Ricoh UK Products Ltd., Ricoh Industrie France S.A.S.
   Other regions...Ricoh Asia Industry (Shenzhen) Ltd., Shanghai Ricoh Digital
       Equipment Co., Ltd. and Ricoh Manufacturing (Thailand) Ltd.

Sales and Service
   Japan...Ricoh Japan Corporation, Ricoh Technosystems Co., Ltd., Ricoh IT
       Solutions Co.,Ltd., Ricoh Leasing Co., Ltd. and Ricoh Logistics System Co., Ltd.
   The Americas...Ricoh Americas Corporation, Ricoh Production Print Solutions, LLC,
       Ricoh USA Inc.
   Europe...Ricoh Europe PLC, Ricoh Deutschland GmbH, Ricoh UK Ltd.,
       Ricoh France S.A.S., Ricoh Espana S.L.U. and Ricoh Italia Srl.
   Other regions...Ricoh China Co., Ltd., Ricoh Hong Kong Ltd., Ricoh Asia
       Pacific Operations Ltd., Ricoh Asia Pacific Pte. Ltd., Ricoh Australia Pty, Ltd. and Ricoh India Ltd.

[Industrial Products]
Manufacturing and marketing thermal media, optical equipments, semiconductors and electronic component

[Main Subsidiaries and Affiliates]
Manufacturing and Sales

   Japan...Ricoh Optical Industries Co., Ltd., Ricoh Elemex Corporation and Ricoh Microelectronics Co., Ltd.
   The Americas...Ricoh Electronics, Inc.
   Europe...Ricoh Industrie France S.A.S.

[Other]
Supplying digital camera, and providing leasing and logistics services

[Main Subsidiaries and Affiliates]

Manufacturing
   Pentax Ricoh Imaging Products (Philippines) Corporation

Sales
   Ricoh Americas Corporation, Pentax Ricoh Imaging Americas Corporation, Ricoh Europe PLC, Pentax Ricoh Imaging France S.A.S

Other
   Ricoh Leasing Co., Ltd., Ricoh Logistics System Co., Ltd., Pentax Ricoh Imaging Co., Ltd.

[Chart of Business System]
The following chart is showing the group positions.

[Chart of Business System]
The chart of group position is omitted.

3. MANAGEMENT POLICY

(1) Basic Management Policy

Ricoh Group aims "To be the most trusted brand with irresistible appeal in the global market.", and makes its missions "to be committed to providing excellence to improve the quality of living" and "to save the precious earth and fulfill its responsibilities for creating sustainable society".

To these ends, we are providing innovative products and services to all customers who handle information at work in offices and in their lives out of the office, based on the Ricoh brand benefits of "Harmonize with the environment", "Simplify your life and work", and "Support knowledge management".

(2) Medium and Long Term Management Strategy

The business environment surrounding the Ricoh Group has drastically changed in the past several years and we are currently at a turning point for our core Imaging & Solutions business.

In developed countries, the demands for copiers and multi-functional products have become stagnant. More information is processed in the office environment than ever before, but the increase in the information communicated is handled more through the internet by devices such as smart phones and tablet PCs. This has increased the variations in the way we print. Moreover, after the global financial crisis, customers are becoming more cost conscious and a major shift in attitudes is setting forth a new era in which people get more value by owning less property. One example is the increasing trend to move towards cloud computing. In other words, customers value are shifting from "owing products" to "using services." Accelerated mobile device and cloud computing usage and paper use trends, indications for changes in working style. The measure of customer satisfaction also is changing. Customers only want to be charged for a successful result. Therefore, we understand that a simple proposal on product features and prices will not be sufficient for meeting the demands of our customers.

The Ricoh Group has launched the 17th Mid-Term Management Plan (implemented from fiscal 2012 to 2014) that defines "business creation and integration" and "establishment of highly efficient management" as its two basic strategies to adapt to these changes.

For "business creation and integration", aiming for "regeneration", we are implementing measures to reinforce the earning power through core businesses, to create new profit models in current core businesses and to accelerate development for new growth businesses.

With regard to the "establishment of highly efficient management", we are reconstructing our corporate systems in order to build an organization that can maintain accelerated business growth while properly responding to any changes in the business environment. Also in order to improve resource efficiency, we are reviewing our business processes and our allocation of human resources. We are also conducting a full analysis of all business activities, and advancing structural reform.

The status of achievement for this fiscal year on our core strategies are as follows:

BUSINESS CREATION AND INTEGRATION
---------------------------------
In the Imaging & Solutions segment, we have introduced a full line-up of products that will contribute to the increase in productivity and reduction of total cost of ownership (TCO) for our customers.

With regards to our monochrome multifunction products, we have introduced MP 9002/7502/6002/6002GP series. These products are created using electric furnace steel sheets that are made of 100% steel scrap. This has contributed to reduce the consumption of new resources in our office equipments.

Additionally, we have introduced a full line-up of reconditioned multifunction products, which are comprised of MF C4000RC SRF/MF C2800RC SRF color line-up and MF 7501RC/6001RC/5000RC/4000RC/3350RC/ 2550RC series monochrome line-up. These products are built using mainly reusable parts and have contributed to a large reduction in the level of CO2 during the manufacturing process.

By introducing these new products that have achieved improved environmental performance and productivity, we were able to obtain high market share for multifunction products.

As for printers, we have introduced a complete new lineup of products, which are SP C831/C831M/C830/C830M/ C731/C731M/C730/C730M/C730L color printers and SP
8300/8300M monochrome printers. These products are equipped with a user friendly
4.3 inch full color LCD touch panel, which allows for improved operation ability. Furthermore, features such as printing from mobile devices have been improved by connecting to a cloud computing environment. In addition to this, we have also introduced our GELJET SG 7100 printer and the multi-function GELJET SG 3100SF. These compact models offers improved first print output, enhanced security features that will fit the needs of various industries and operations. Furthermore, these compact models can be used as a desktop machine in the office to achieve improved productivity and reduction of TCO.

With regard to our other offerings, we have introduced six new projection systems (twelve models), including our desk edge / short throw projectors PJ WX3340N and PJ WX4240N and the Interactive Whiteboard D5500. The Interactive Whiteboard D5500 allows the user to write directly onto the display and allow for improved data and information sharing across the network. By offering the best mix of our innovative products, we have been able to help assist our customers in changing their work style to improve efficiency within their organization.

We expanded Managed Document Services (MDS)* and by assisting customers with their overall IT service needs, such as taking over time-consuming tasks, ensuring high network uptime and security, and resolution of various IT issues. Furthermore, by improving overall operations with the use of fewer resources, we have been able to achieve improved revenue growth in this market.

*Managed Document Services (MDS)
MDS is a service intended to design, construct, maintain and optimize a highly efficient information infrastructure. Under MDS, we work to evaluate and understand each customer's unique needs from document creation, utilization to storage and to provide them with a solution for effective management of their entire document environment.

In the emerging markets, we continue to provide a strong lineup of products such as our A4 multi-function products along with streamlining our development and manufacturing functions to further accelerate reduction in our production costs. We have achieved high market share due to the strengthening of our sales channels in Asia.

With regards to new business development, we have expanded technological development and products in our industrial and consumer areas in order to provide added-value to our customers.

In the Industrial products segment, we have continued our development of advanced devices, modules and materials based on our core optical and thermal technology. Under such development, we introduced a re-writable hybrid media that allows for images made chemically to appear or disappear through controlled application of heat. Furthermore, we have introduced a line-up of five Factory Automation (FA) cameras and fourteen lenses that can be used in manufacturing lines for inspection, pattern matching, and alignment. These products have contributed to the increased productivity and reduction of costs in our customers manufacturing facilities.

With regards to our thermal media business, we are continuing to take steps to increase our presence in the global market, especially in the emerging market. In order to gain a foothold into this market, we have established a subsidiary in India.

As for the Consumer segment, we continue to strengthen our product lineup with the introduction of our digital compact interchangeable lens SLR camera the "PENTAX Q10" and our top of the line K series "PENTAX K-5 II" camera.

ESTABLISH HIGHLY EFFECTIVE MANAGEMENT
-------------------------------------
In order to achieve further growth and stable performance under the severe economic environment, the Ricoh Group has implemented various initiatives to restructuring. This includes initiatives such as drastically reducing expenses, streamlining overlapping operations and shift of personnel to growth areas. Furthermore, to enhance the global competitiveness of our engineering and manufacturing functions, we have consolidated part of our engineering and manufacturing resources relating to imaging products that were previously dispersed among Ricoh and several manufacturing subsidiaries in Japan into two subsidiaries, Ricoh Technologies and Ricoh Industries, which were established on April 1, 2013.

(3) Issues to Face

The Ricoh Group has not only taken various steps to cope with the worldwide financial meltdown, the Thailand flooding, the catastrophic earthquake and tsunami in Japan and huge shift ICT technology, but has implemented various initiatives to build a strong and stable management system for growth. This coming fiscal year 2013 will be an important year for the Ricoh Group in developing a market for further growth. To achieve this growth, we have set forth and will implement the following four core action plans.

I.Thoroughly reinforce the earning power through core businesses

In regards to our core business in the Office Imaging segment, we will continue to win over competition and increase market share by improving the features of our products at competitive prices, along with providing quicker innovative solutions to our customers. Furthermore, by increasing the efficiency of our development, manufacturing and sales operations, we will be able to increase our profitability.

Additionally, in the emerging markets with continued growth, we will increase profit through expansion of sales channels along with increasing sales through the various IT services companies acquired in the past several years. Furthermore, products and services will be developed upon the features and prices demanded in the respective markets. In addition to China, India and others, we will continue to establish our presence in markets or countries in which we can expect strong growth.

As for our Production Printing business, we will continue to enhance our product lineup. we can expect an increase in revenue from the increased print volume achieved from the sale of these products. Furthermore, we will develop business fields for commercial printing.

II. Create new profit models in current core businesses

We will constantly look to provide solutions to a wider range of issues surrounding our customers to establish an additional growth model to our existing multi-function and printer business. We will further enhance our MDS and IT Services along with strengthening our solutions for enhanced communication such as our projection system, video conference system and our interactive whiteboard solution. Additionally, by providing improved connectivity of our multi-function products and printers to smart phones and tablet PCs, we can offer more innovative work style solutions to our customers.

III. Accelerate development for new growth businesses

In order for the Ricoh Group to take advantage of new business opportunities, we will continue to provide the market with innovative optical, image processing and environmental technology solutions. Especially in the area of optical systems in our Industrial Products segment, we will enhance our applied technology to develop and market new devices and modules. Furthermore, for our consumer segment, especially surrounding our digital SLR cameras, we will continue to strengthen our products and sales network to solidify our presence in this market. Moreover, to maintain long-term growth, we will continue to improve and strengthen the process of searching and developing for profitable business opportunities in the future.

IV. Improve resource efficiency

We will increase overall business efficiency to maximize the value of our products and services that can be generated through the resources injected. We will continue to place effort into establishing a corporate culture that will value employees in all areas (development, manufacturing, sales and headquarters, etc.) whom have a mindset for working to earn even greater trust and confidence from its customers as a reliable partner.

For corporations to be sustainable for the future, they must always contribute to the welfare of mankind, the development of society and the conservation of earth's environment. For the Ricoh Group to continue to grow and to be admired by society, we will continue to increase corporate value in respect to the society, environment and the economy. As part of these efforts, in April 2012, the Ricoh Group introduced a new global brand tagline "imagine. change." to express the concept that collective imagination can pave the way for change into the future. With this new corporate message, the Ricoh Group will continue its concerted efforts to drive innovation to a broader extent than customers' expectations, aiming to remain their most valued and trusted business partner.

4. CONSOLIDATED FINANCIAL STATEMENTS

(1) CONSOLIDATED BALANCE SHEETS

(March 31, 2012 and 2013)

Assets                                                                                        (Millions of yen)
---------------------------------------------------------------------------------------------------------------
                                                                      March 31, 2012   March 31, 2013    Change
---------------------------------------------------------------------------------------------------------------
Current Assets
   Cash and time deposits                                                158,671          120,331       -38,340
   Trade receivables                                                     686,930          745,470        58,540
   Inventories                                                           195,009          195,367           358
   Other current assets                                                   65,896           65,051          -845
Total Current Assets                                                   1,106,506        1,126,219        19,713
Fixed Assets
   Tangible fixed assets                                                 268,527          290,875        22,348
   Finance receivables                                                   468,004          466,608        -1,396
   Other investments                                                     446,321          476,995        30,674
Total Fixed Assets                                                     1,182,852        1,234,478        51,626
--------------------------------------------------------------------------------------------------------------------
Total Assets                                                           2,289,358        2,360,697        71,339
--------------------------------------------------------------------------------------------------------------------
Note:
Contents of cash and time deposits:
   Cash and cash equivalents                                             156,210          117,051
   Time deposits                                                           2,461            3,280

Liabilities and Equity                                                                        (Millions of yen)
---------------------------------------------------------------------------------------------------------------
                                                                       March 31, 2012   March 31, 2013   Change
---------------------------------------------------------------------------------------------------------------
Current Liabilities
   Trade payables                                                        252,209          256,538         4,329
   Short-term borrowings                                                 216,432          226,399         9,967
   Other current liabilities                                             204,383          217,430        13,047
Total Current Liabilities                                                673,024          700,367        27,343
Fixed Liabilities
   Long-term indebtedness                                                525,435          476,381       -49,054
   Accrued pension and severance costs                                   164,757          164,289          -468
   Other fixed liabilities                                                47,124           61,002        13,878
Total Fixed Liabilities                                                  737,316          701,672       -35,644
---------------------------------------------------------------------------------------------------------------
Total Liabilities                                                      1,410,340        1,402,039        -8,301
---------------------------------------------------------------------------------------------------------------
Equity
   Common stock                                                          135,364          135,364            --
   Additional paid-in capital                                            186,083          186,083            --
   Retained earnings                                                     742,549          759,783        17,234
   Accumulated other comprehensive loss                                 -204,175         -146,088        58,087
   Treasury stock                                                        -37,117          -37,146           -29
Ricoh Company, Ltd. shareholders' equity                                 822,704          897,996        75,292
Noncontrolling interests                                                  56,314           60,662         4,348
---------------------------------------------------------------------------------------------------------------
Total Equity                                                             879,018          958,658        79,640
---------------------------------------------------------------------------------------------------------------
Total Liabilities and Equity                                           2,289,358        2,360,697        71,339
---------------------------------------------------------------------------------------------------------------
Note: Accumulated other comprehensive income (loss);
    Net unrealized holding gains on available-for-sale
securities                                                                 3,681            8,665         4,984
    Pension liability adjustments                                        -67,578          -64,266         3,312
    Net unrealized losses on derivative instruments                       -1,153             -861           292
    Cumulative translation adjustments                                  -139,125          -89,626        49,499

               Reference: Exchange rate                                March 31, 2012   March 31, 2013
                          US$ 1                                             Yen 82.19        Yen 94.05
                          EURO 1                                           Yen 109.80       Yen 120.73

(2) CONSOLIDATED STATEMENTS OF INCOME

(Three months ended March 31, 2012 and 2013)                                                                (Millions of yen)
-----------------------------------------------------------------------------------------------------------------------------
                                                                    Three months ended   Three months ended
                                                                      March 31, 2012       March 31, 2013     Change     %
-----------------------------------------------------------------------------------------------------------------------------
Net sales                                                                 506,610              537,398       30,788      6.1
Cost of sales                                                             322,246              332,199        9,953      3.1
       Percentage of net sales (%)                                           63.6                 61.8
Gross Profit                                                              184,364              205,199       20,835     11.3
       Percentage of net sales (%)                                           36.4                 38.2
Selling, general and administrative expenses                              165,424              182,248       16,824     10.2
       Percentage of net sales (%)                                           32.7                 33.9
Operating income                                                           18,940               22,951        4,011     21.2
       Percentage of net sales (%)                                            3.7                  4.3
Other (income) expense
  Interest and dividend income                                              1,112                1,132           20      1.8
       Percentage of net sales (%)                                            0.2                  0.2
  Interest expense                                                          2,008                2,330          322     16.0
       Percentage of net sales (%)                                            0.4                  0.4
  Other, net                                                                1,412                 -146       -1,558       --
       Percentage of net sales (%)                                            0.2                 -0.0
Income before income taxes
  and equity in earnings of affiliates                                     16,632               21,899        5,267     31.7
       Percentage of net sales (%)                                            3.3                  4.1
Provision for income taxes                                                  6,960                5,328       -1,632    -23.4
       Percentage of net sales (%)                                            1.4                  1.0
Equity in earnings of affiliates                                               22                  -16          -38       --
       Percentage of net sales (%)                                            0.0                 -0.0
Consolidated net income                                                     9,694               16,555        6,861     70.8
       Percentage of net sales (%)                                            1.9                  3.1
Net income attributable to noncontrolling interests                         1,069                1,390          321     30.0
       Percentage of net sales (%)                                            0.2                  0.3
Net income attributable to Ricoh Company, Ltd.                              8,625               15,165        6,540     75.8
       Percentage of net sales (%)                                            1.7                  2.8
----------------------------------------------------------------------------------------------------------------------------

                      Reference : Exchange rate
                                  US$ 1                                 Yen 79.32            Yen 92.28
                                  EURO 1                               Yen 104.04           Yen 121.81

(Year ended March 31, 2012 and 2013)                                                                        (Millions of yen)
-----------------------------------------------------------------------------------------------------------------------------
                                                                        Year ended           Year ended
                                                                      March 31, 2012       March 31, 2013     Change     %
-----------------------------------------------------------------------------------------------------------------------------
Net sales                                                               1,903,477            1,924,497       21,020      1.1
Cost of sales                                                           1,150,855            1,155,896        5,041      0.4
       Percentage of net sales (%)                                           60.5                 60.1
Gross Profit                                                              752,622              768,601       15,979      2.1
       Percentage of net sales (%)                                           39.5                 39.9
Selling, general and administrative expenses                              770,690              705,167      -65,523     -8.5
       Percentage of net sales (%)                                           40.4                 36.6
Operating income (loss)                                                   -18,068               63,434       81,502       --
       Percentage of net sales (%)                                           -0.9                  3.3
Other (income) expense
  Interest and dividend income                                              3,129                3,048          -81     -2.6
       Percentage of net sales (%)                                            0.2                  0.2
  Interest expense                                                          6,979                7,377          398      5.7
       Percentage of net sales (%)                                            0.4                  0.4
  Other, net                                                               10,019                  932       -9,087    -90.7
       Percentage of net sales (%)                                            0.6                  0.1
Income (loss) before income taxes
  and equity in earnings of affiliates                                    -31,937               58,173       90,110       --
       Percentage of net sales (%)                                           -1.7                  3.0
Provision for income taxes                                                  8,223               20,838       12,615    153.4
       Percentage of net sales (%)                                            0.4                  1.1
Equity in earnings of affiliates                                               39                   31           -8    -20.5
       Percentage of net sales (%)                                            0.0                  0.0
Consolidated net income (loss)                                            -40,121               37,366       77,487       --
       Percentage of net sales (%)                                           -2.1                  1.9
Net income attributable to noncontrolling interests                         4,439                4,899          460     10.4
       Percentage of net sales (%)                                            0.2                  0.2
Net income (loss) attributable to Ricoh Company, Ltd.                     -44,560               32,467       77,027       --
       Percentage of net sales (%)                                           -2.3                  1.7
-------------------------------------------------------------------------------------------------------------------------------

                      Reference : Exchange rate
                                  US$ 1                                 Yen 79.08            Yen 83.06
                                  EURO 1                               Yen 109.05           Yen 107.08

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Three months ended March 31, 2012 and 2013)                                                             (Millions of yen)
--------------------------------------------------------------------------------------------------------------------------
                                                                   Three months ended Three months ended
                                                                     March 31, 2012     March 31, 2013        Change
--------------------------------------------------------------------------------------------------------------------------
Consolidated net income                                                       9,694             16,555          6,861
Other comprehensive income (loss), net of tax
   Net unrealized holding gains on available-for-sale securities              2,473              5,482          3,009
   Pension liability adjustments                                            -18,574              4,154         22,728
   Net unrealized gains on derivative instruments                               366                540            174
   Foreign currency translation adjustments                                  31,122             27,342         -3,780
      Total other comprehensive income, net of tax                           15,387             37,518         22,131
Comprehensive gain                                                           25,081             54,073         28,992
Comprehensive income attributable to noncontrolling interests                 1,019              1,694            675
Comprehensive gain attributable to Ricoh Company, Ltd.                       24,062             52,379         28,317
--------------------------------------------------------------------------------------------------------------------------

          Reference : Exchange rate                                  March 31, 2012     March 31, 2013
                      US$ 1                                               Yen 79.32          Yen 92.28
                      EURO 1                                             Yen 104.04         Yen 121.81

(Year ended March 31, 2012 and 2013)                                                                     (Millions of yen)
--------------------------------------------------------------------------------------------------------------------------
                                                                       Year ended         Year ended
                                                                     March 31, 2012     March 31, 2013        Change
--------------------------------------------------------------------------------------------------------------------------
Consolidated net income (loss)                                              -40,121             37,366         77,487
Other comprehensive income (loss), net of tax
   Net unrealized holding gains on available-for-sale securities              1,208              5,033          3,825
   Pension liability adjustments                                            -20,163              3,407         23,570
   Net unrealized gains on derivative instruments                                83                423            340
   Foreign currency translation adjustments                                 -15,066             49,370         64,436
      Total other comprehensive income (loss), net of tax                   -33,938             58,233         92,171
Comprehensive gain (loss)                                                   -74,059             95,599        169,658
Comprehensive income attributable to noncontrolling interests                 4,228              5,045            817
Comprehensive gain (loss) attributable to Ricoh Company, Ltd.               -78,287             90,554        168,841
--------------------------------------------------------------------------------------------------------------------------

          Reference : Exchange rate                                  March 31, 2012     March 31, 2013
                      US$ 1                                               Yen 79.08          Yen 83.06
                      EURO 1                                             Yen 109.05         Yen 107.08

(3)-1. CONSOLIDATED SALES BY PRODUCT CATEGORY

(Three months ended March 31, 2012 and 2013)                                                    (Millions of yen)
-----------------------------------------------------------------------------------------------------------------
                                                        Three months ended   Three months ended
                                                          March 31, 2012       March 31, 2013     Change    %
-----------------------------------------------------------------------------------------------------------------
[Imaging & Solutions]
Office Imaging                                                351,556              377,855       26,299     7.5
   Percentage of net sales (%)                                   69.4                 70.3
Production Printing                                            37,922               42,266        4,344    11.5
   Percentage of net sales (%)                                    7.5                  7.9
Network System Solutions                                       55,906               58,029        2,123     3.8
   Percentage of net sales (%)                                   11.0                 10.8
Imaging & Solutions Total                                     445,384              478,150       32,766     7.4
   Percentage of net sales (%)                                   87.9                 89.0
-----------------------------------------------------------------------------------------------------------------
[Industrial Products]
Industrial Products                                            23,149               22,893         -256    -1.1
   Percentage of net sales (%)                                    4.6                  4.3
-----------------------------------------------------------------------------------------------------------------
[Other]
Other                                                          38,077               36,355       -1,722    -4.5
   Percentage of net sales (%)                                    7.5                  6.7
-----------------------------------------------------------------------------------------------------------------
Grand Total                                                   506,610              537,398       30,788     6.1
   Percentage of net sales (%)                                  100.0                100.0
-----------------------------------------------------------------------------------------------------------------

               Reference : Exchange rate
                           US$ 1                            Yen 79.32            Yen 92.28
                           EURO 1                          Yen 104.04           Yen 121.81

(Year ended March 31, 2012 and 2013)                                                             (Millions of yen)
------------------------------------------------------------------------------------------------------------------
                                                             Year ended           Year ended
                                                           March 31, 2012       March 31, 2013     Change    %
------------------------------------------------------------------------------------------------------------------
[Imaging & Solutions]
Office Imaging                                              1,323,263            1,329,608        6,345     0.5
   Percentage of net sales (%)                                   69.5                 69.1
Production Printing                                           148,564              147,040       -1,524    -1.0
   Percentage of net sales (%)                                    7.8                  7.6
Network System Solutions                                      199,273              208,743        9,470     4.8
   Percentage of net sales (%)                                   10.5                 10.8
Imaging & Solutions Total                                   1,671,100            1,685,391       14,291     0.9
   Percentage of net sales (%)                                   87.8                 87.5
------------------------------------------------------------------------------------------------------------------
[Industrial Products]
Industrial Products                                            98,052               93,094       -4,958    -5.1
   Percentage of net sales (%)                                    5.2                  4.8
------------------------------------------------------------------------------------------------------------------
[Other]
Other                                                         134,325              146,012       11,687     8.7
   Percentage of net sales (%)                                    7.0                  7.7
------------------------------------------------------------------------------------------------------------------
Grand Total                                                 1,903,477            1,924,497       21,020     1.1
   Percentage of net sales (%)                                  100.0                100.0
------------------------------------------------------------------------------------------------------------------
               Reference : Exchange rate
                           US$ 1                            Yen 79.08           Yen 83.06
                           EURO 1                          Yen 109.05          Yen 107.08

* Each category includes the following product line:

Office Imaging            MFPs (multifunctional printers), copiers, laser
                          printers, digital duplicators, facsimile, scanners, related parts & supplies, services, support and software

Production Printing       Cut sheet printer, continuous feed printer, related
                          parts & supplies, services, support and software

Network System Solutions  Personal computers, servers, network equipment, related services, support and software

Industrial Products       Thermal media, optical equipment, semiconductor
                          devices and electronic components

Other                     Digital cameras

* Product Category and product lines included in Product Category was changed in this fiscal year.

Product Category in Imaging & Solutions was reclassified as Office Imaging, Production Printing and Network System Solutions in this fiscal year (Imaging Solutions and Network System Solutions as previous category).
Certain products were reclassified into Network System Solutions and Industrial Products from Other in this fiscal year.
The above reclassification was made to the prior year's figures.

(3)-2. CONSOLIDATED SALES BY GEOGRAPHIC AREA

(Three months ended March 31, 2012 and 2013)                                                    (Millions of yen)
-----------------------------------------------------------------------------------------------------------------
                                                        Three months ended   Three months ended
                                                          March 31, 2012       March 31, 2013     Change    %
-----------------------------------------------------------------------------------------------------------------
[Domestic]                                                    241,317              229,495      -11,822    -4.9
   Percentage of net sales (%)                                   47.6                 42.7
[Overseas]                                                    265,293              307,903       42,610    16.1
   Percentage of net sales (%)                                   52.4                 57.3
     The Americas                                             121,572              142,778       21,206    17.4
       Percentage of net sales (%)                               24.0                 26.6
     Europe, Middle East and Africa                           110,013              127,400       17,387    15.8
       Percentage of net sales (%)                               21.7                 23.7
     Other                                                     33,708               37,725        4,017    11.9
       Percentage of net sales (%)                                6.7                  7.0
Grand Total                                                   506,610              537,398       30,788     6.1
   Percentage of net sales (%)                                  100.0                100.0
-----------------------------------------------------------------------------------------------------------------

              Reference : Exchange rate
                          US$ 1                             Yen 79.32            Yen 92.28
                          EURO 1                           Yen 104.04           Yen 121.81

(Year ended March 31, 2012 and 2013)                                                             (Millions of yen)
------------------------------------------------------------------------------------------------------------------
                                                             Year ended           Year ended
                                                           March 31, 2012       March 31, 2013     Change    %
------------------------------------------------------------------------------------------------------------------
[Domestic]                                                    886,425              870,397      -16,028    -1.8
    Percentage of net sales (%)                                  46.6                 45.2
[Overseas]                                                  1,017,052            1,054,100       37,048     3.6
    Percentage of net sales (%)                                  53.4                 54.8
      The Americas                                            468,728              496,605       27,877     5.9
        Percentage of net sales (%)                              24.6                 25.8
      Europe, Middle East and Africa                          421,373              421,740          367     0.1
        Percentage of net sales (%)                              22.1                 21.9
      Other                                                   126,951              135,755        8,804     6.9
        Percentage of net sales (%)                               6.7                  7.1
Grand Total                                                 1,903,477            1,924,497       21,020     1.1
    Percentage of net sales (%)                                 100.0                100.0
-----------------------------------------------------------------------------------------------------------------

              Reference : Exchange rate
                          US$ 1                             Yen 79.08            Yen 83.06
                          EURO 1                           Yen 109.05           Yen 107.08

*Geographic area was changed in this fiscal year.
Middle East and Africa were reclassified from Other into Europe in this fiscal year.
The reclassification was made to the prior year's figures.

(4) CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY


Year ended March 31, 2012                                                                                      (Millions of yen)
--------------------------------------------------------------------------------------------------------------------------------
                                                            Accumulated
                                                               other                  Ricoh
                                       Additional          comprehensive          Company, Ltd.
                               Common   paid-in   Retained    income     Treasury shareholders' Noncontrolling
                               stock    capital   earnings    (loss)      stock      equity        interest      Total equity
--------------------------------------------------------------------------------------------------------------------------------
Beginning balance              135,364  186,083    811,082   -170,448    -36,838     925,243        52,887           978,130
--------------------------------------------------------------------------------------------------------------------------------
Comprehensive income (loss)
   Net income (loss)                               -44,560                           -44,560         4,439           -40,121
   Unrealized gains (losses)
     on securities                                              1,215                  1,215            -7             1,208
   Pension liability
     adjustment                                               -20,085                -20,085           -78           -20,163
   Unrealized gains on
     derivatives                                                   15                     15            68                83
   Cumulative translation
     adjustments                                              -14,872                -14,872          -194           -15,066
                                                                                  ----------------------------------------------
   Total comprehensive income
     (loss)                                                                          -78,287         4,228           -74,059
                                                                                  ----------------------------------------------
Net changes in treasury stock                                               -279        -279                            -279
Loss on disposal of treasury
  stock                                                -31                               -31                             -31
Dividends declared and
  approved to Ricoh Company,
  Ltd. shareholders                                -23,942                           -23,942                         -23,942
Dividends to noncontrolling
  interests                                                                                           -603              -603
Wholly owned subsidiaries                                                                             -198              -198
--------------------------------------------------------------------------------------------------------------------------------
Ending balance                 135,364  186,083    742,549   -204,175    -37,117     822,704        56,314           879,018
================================================================================================================================


Year ended March 31, 2013                                                                                      (Millions of yen)
--------------------------------------------------------------------------------------------------------------------------------
                                                            Accumulated
                                                               other                  Ricoh
                                       Additional          comprehensive          Company, Ltd.
                               Common   paid-in   Retained    income     Treasury shareholders' Noncontrolling
                               stock    capital   earnings    (loss)      stock      equity        interest      Total equity
--------------------------------------------------------------------------------------------------------------------------------
Beginning balance (after
  adjustment)                  135,364  186,083    742,549   -204,175    -37,117     822,704        56,314           879,018
--------------------------------------------------------------------------------------------------------------------------------
Comprehensive income
   Net income                                       32,467                            32,467         4,899            37,366
   Unrealized gains on
     securities                                                 4,984                  4,984            49             5,033
   Pension liability
     adjustment                                                 3,312                  3,312            95             3,407
   Unrealized gains on
     derivatives                                                  292                    292           131               423
   Cumulative translation
     adjustments                                               49,499                 49,499          -129            49,370
                                                                                  ----------------------------------------------
   Total comprehensive income                                                         90,554         5,045            95,599
                                                                                  ----------------------------------------------
Net changes in treasury stock                                                -29         -29                             -29
Loss on disposal of treasury
  stock                                                 -7                                -7                              -7
Dividends declared and
  approved to Ricoh Company,
  Ltd. shareholders                                -15,226                           -15,226                         -15,226
Dividends to noncontrolling
  interests                                                                                           -697              -697
--------------------------------------------------------------------------------------------------------------------------------
Ending balance                 135,364  186,083    759,783   -146,088    -37,146     897,996        60,662           958,658
================================================================================================================================

(5) CONSOLIDATED STATEMENTS OF CASH FLOWS

(Year ended March 31, 2012 and 2013)                                                                       (Millions of yen)
----------------------------------------------------------------------------------------------------------------------------
                                                                                                Year ended      Year ended
                                                                                              March 31, 2012  March 31, 2013
----------------------------------------------------------------------------------------------------------------------------
I. Cash Flows from Operating Activities:
   Consolidated net income (loss)                                                                 -40,121          37,366
   Adjustments to reconcile net income (loss) to net cash provided by operating activities -
       Depreciation and amortization                                                               91,137          85,905
       Equity in earnings of affiliates, net of dividends received                                    -39             -31
       Deferred income taxes                                                                      -24,086            -241
       Loss on impairment of long-lived assets                                                     10,070           1,379
       Loss on impairment of securities                                                             5,012             302
       Loss on impairment of goodwill                                                              27,491              --
       Pension and severance costs, less payments                                                  -5,386          -5,973
       Changes in assets and liabilities -
          Increase in trade receivables                                                           -20,393         -16,292
          (Increase) Decrease in inventories                                                      -17,126          14,010
          (Increase) Decrease in finance receivables                                              -25,667           4,725
          (Decrease) Increase in trade payables                                                    -5,096             781
          Decrease in accrued income taxes and accrued expenses and other                          -5,623          -2,616
       Other, net                                                                                  21,033           5,211
----------------------------------------------------------------------------------------------------------------------------
   Net cash provided by operating activities                                                       11,206         124,526
----------------------------------------------------------------------------------------------------------------------------
II. Cash Flows from Investing Activities:
       Proceeds from sales of property, plant and equipment                                         1,532           1,712
       Expenditures for tangible fixed assets                                                     -73,271         -86,569
       Expenditures for intangible fixed assets                                                   -14,504         -12,226
       Payments for purchases of available-for-sale securities                                        -93             -93
       Proceeds from sales of available-for-sale securities                                            68             208
       Increase in time deposits                                                                     -385            -374
       Purchase of business, net of cash acquired                                                 -14,816          -2,774
       Other, net                                                                                 -10,974          -6,351
----------------------------------------------------------------------------------------------------------------------------
   Net cash used in investing activities                                                         -112,443        -106,467
----------------------------------------------------------------------------------------------------------------------------
III. Cash Flows from Financing Activities:
       Net proceeds (repayments) of debt with original maturities of three months or less          68,948         -59,046
       Proceeds from debt with original maturities of more than three months                      148,403         182,361
       Repayments of debt with original maturities of more than three months                      -82,533        -191,677
       Proceeds from issuance of long-term debt securities                                             --          20,000
       Repayment of long-term debt securities                                                     -22,444              --
       Dividend paid                                                                              -23,942         -15,226
       Payment for purchase of treasury stock                                                         -23             -39
       Other, net                                                                                    -586            -694
----------------------------------------------------------------------------------------------------------------------------
   Net cash used in (provided by) financing activities                                             87,823         -64,321
----------------------------------------------------------------------------------------------------------------------------
IV. Effect of Exchange Rate Changes on Cash and Cash Equivalents                                   -2,597           7,103
----------------------------------------------------------------------------------------------------------------------------
V. Net Decrease in Cash and Cash Equivalents                                                      -16,011         -39,159
----------------------------------------------------------------------------------------------------------------------------
VI. Cash and Cash Equivalents at Beginning of Year                                                172,221         156,210
----------------------------------------------------------------------------------------------------------------------------
VII. Cash and Cash Equivalents at End of Year                                                     156,210         117,051
----------------------------------------------------------------------------------------------------------------------------

(6) NOTE FOR GOING CONCERN ASSUMPTION

Not applicable.

(7) SIGNIFICANT ACCOUNTING POLICIES (CONSOLIDATED)

A) CHANGES IN THE SCALE OF CONSOLIDATION AND THE APPLICATION OF THE EQUITY METHOD FROM APRIL 1, 2012 TO MARCH 31, 2013.

Consolidated subsidiaries:

   8 Additions
   10 Removals

Companies accounted for by the equity method:

   1 Additions
   1 Removals

B) CONSOLIDATED ACCOUNTING POLICIES (SUMMARY)

a. Principles of Consolidation

The consolidated financial statements include the accounts of Ricoh and its consolidated subsidiaries. Investments in 20% to 50% owned companies when the Company has the ability to exercise significant influence are accounted for on the equity basis. All significant inter-company balances and transactions have been eliminated in consolidation.

b. Securities

In conformity with FASB Accounting Standards Codification (ASC) 320, "Debt and Equity Securities" , securities are mainly classified as available-for-sale securities. Available-for-sale securities are reported at fair value with unrealized gains and losses, net of related taxes, excluded from earnings and reported in accumulated other comprehensive income (loss).

The cost of the securities sold is computed based on the average cost of each security held at the time of sale.

c. Inventories

Inventories are mainly stated at the lower of average cost or market. Inventory costs include raw materials, labor and manufacturing overheads.

d. Property, Plant and Equipment

Depreciation of property, plant and equipment is computed principally by using the straight-line depreciation method.

Certain leased buildings, machinery and equipment are accounted for as capital leases in conformity with ASC 840 "Accounting for Leases".

e. Goodwill and Other Intangible Assets

In conformity with ASC 350, "Goodwill and Other Intangible Assets" , Goodwill and intangible asset determined to have an indefinite useful life are not amortized. ASC 350 requires annual impairment testing thereof.

f. Pension and Retirement Allowances Plans

The measurement of pension costs and liabilities is determined in accordance with ASC 715, "Retirement Benefits".

g. Use of Estimates

Management of the Company has made a number of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, including impairment losses of long-lived assets and the disclosures of fair value of financial instruments and contingent assets and liabilities, to prepare these financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

(8) CHANGES IN SIGNIFICANT ACCOUNTING POLICIES (CONSOLIDATED)

CHANGES IN ACCOUNTING METHOD

Ricoh adopted Accounting Standards Codification TM 220 as from April 1 2012, which was revised based on Accounting Standards Update (ASU) 2011-05 and 2011-12. ASU 2011-05 requires an entity to present net income and other comprehensive income either in a single continuous statement or in two separate, but consecutive, statements. This ASU also requires separate presentation in both net income and other comprehensive income of reclassification adjustments for items that are reclassified from other comprehensive income to net income. ASU 2011-12 defers the effective date for only the presentation requirements related to reclassifications in ASU 2011-05.

Ricoh has presented this requirement in two separate, but consecutive statements. Management believes this adoption has not made a material effect on Ricoh's consolidated financial statements.

The Company and its most of subsidiaries in Japan changed depreciation method of property, plant and equipment from declining-balance method to straight-line method for the period beginning after April 1, 2012. Management believes that straight-line method is appropriate in line with future use of property, plant and equipment.

Management believes this change has not made a material effect on Ricoh's consolidated financial statements.

(9) NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A) SEGMENT INFORMATION

a. Operating Segment Information

(Three months ended March 31, 2012 and 2013)                                                    (Millions of yen)
-----------------------------------------------------------------------------------------------------------------
                                                          Three months ended  Three months ended
                                                             March 31, 2012     March 31, 2013    Change    %
-----------------------------------------------------------------------------------------------------------------
IMAGING & SOLUTIONS:
   Net sales:
       Unaffiliated customers                                         445,384        478,150     32,766     7.4
       Intersegment                                                        --             --         --
       Total                                                          445,384        478,150     32,766     7.4
-----------------------------------------------------------------------------------------------------------------
   Operating expenses                                                 410,047        432,073     22,026     5.4
-----------------------------------------------------------------------------------------------------------------
   Operating income                                                    35,337         46,077     10,740    30.4
       Operating income on sales in Imaging & Solutions (%)               7.9            9.6
-----------------------------------------------------------------------------------------------------------------
INDUSTRIAL PRODUCTS:
   Net sales:
       Unaffiliated customers                                          23,149         22,893       -256    -1.1
       Intersegment                                                     1,043          1,114         71     6.8
       Total                                                           24,192         24,007       -185    -0.8
-----------------------------------------------------------------------------------------------------------------
   Operating expenses                                                  23,306         24,416      1,110     4.8
-----------------------------------------------------------------------------------------------------------------
   Operating income (loss)                                                886           -409     -1,295      --
       Operating income (loss) on sales in Industrial Products (%)        3.7           -1.7
-----------------------------------------------------------------------------------------------------------------
OTHER:
   Net sales:
       Unaffiliated customers                                          38,077         36,355     -1,722    -4.5
       Intersegment                                                        --             --         --
       Total                                                           38,077         36,355     -1,722    -4.5
-----------------------------------------------------------------------------------------------------------------
   Operating expenses                                                  39,786         39,257       -529    -1.3
-----------------------------------------------------------------------------------------------------------------
   Operating loss                                                      -1,709         -2,902     -1,193      --
       Operating loss on sales in Other (%)                              -4.5           -8.0
-----------------------------------------------------------------------------------------------------------------
CORPORATE AND ELIMINATIONS:
   Net sales:
       Intersegment                                                    -1,043         -1,114        -71
       Total                                                           -1,043         -1,114        -71      --
-----------------------------------------------------------------------------------------------------------------
   Operating expenses:
       Intersegment                                                    -1,043         -1,114        -71
       Corporate                                                       15,574         19,815      4,241
       Total                                                           14,531         18,701      4,170      --
-----------------------------------------------------------------------------------------------------------------
   Operating loss                                                     -15,574        -19,815     -4,241      --
-----------------------------------------------------------------------------------------------------------------
CONSOLIDATED:
   Net sales:
       Unaffiliated customers                                         506,610        537,398     30,788     6.1
       Intersegment                                                        --             --         --
       Total                                                          506,610        537,398     30,788     6.1
-----------------------------------------------------------------------------------------------------------------
   Operating expenses                                                 487,670        514,447     26,777     5.5
-----------------------------------------------------------------------------------------------------------------
   Operating income                                                    18,940         22,951      4,011    21.2
       Operating income on consolidated net sales (%)                     3.7            4.3
-----------------------------------------------------------------------------------------------------------------

* Certain products were reclassified into segment "Imaging & Solutions" and "Industrial Products" from "Other" in this fiscal year. The above reclassification was made to the prior year's figures.

(Year ended March 31, 2012 and 2013)                                                            (Millions of yen)
-----------------------------------------------------------------------------------------------------------------
                                                                    Year ended     Year ended
                                                                  March 31, 2012 March 31, 2013 Change      %
-----------------------------------------------------------------------------------------------------------------
IMAGING & SOLUTIONS:
   Net sales:
       Unaffiliated customers                                       1,671,100      1,685,391     14,291     0.9
       Intersegment                                                        --             --         --
       Total                                                        1,671,100      1,685,391     14,291     0.9
-----------------------------------------------------------------------------------------------------------------
   Operating expenses                                               1,616,132      1,547,435    -68,697    -4.3
-----------------------------------------------------------------------------------------------------------------
   Operating income                                                    54,968        137,956     82,988   151.0
       Operating income on sales in Imaging & Solutions (%)               3.3            8.2
-----------------------------------------------------------------------------------------------------------------
INDUSTRIAL PRODUCTS:
   Net sales:
       Unaffiliated customers                                          98,052         93,094     -4,958    -5.1
       Intersegment                                                     4,731          4,314       -417    -8.8
       Total                                                          102,783         97,408     -5,375    -5.2
-----------------------------------------------------------------------------------------------------------------
   Operating expenses                                                 104,448         98,262     -6,186    -5.9
-----------------------------------------------------------------------------------------------------------------
   Operating loss                                                      -1,665           -854        811      --
       Operating loss on sales in Industrial Products (%)                -1.6           -0.9
-----------------------------------------------------------------------------------------------------------------
OTHER:
   Net sales:
       Unaffiliated customers                                         134,325        146,012     11,687     8.7
       Intersegment                                                        --             --         --
       Total                                                          134,325        146,012     11,687     8.7
-----------------------------------------------------------------------------------------------------------------
   Operating expenses                                                 139,083        151,282     12,199     8.8
-----------------------------------------------------------------------------------------------------------------
   Operating loss                                                      -4,758         -5,270       -512      --
       Operating loss on sales in Other (%)                              -3.5           -3.6
-----------------------------------------------------------------------------------------------------------------
CORPORATE AND ELIMINATIONS:
   Net sales:
       Intersegment                                                    -4,731         -4,314        417
       Total                                                           -4,731         -4,314        417      --
-----------------------------------------------------------------------------------------------------------------
   Operating expenses:
       Intersegment                                                    -4,731         -4,314        417
       Corporate                                                       66,613         68,398      1,785
       Total                                                           61,882         64,084      2,202      --
-----------------------------------------------------------------------------------------------------------------
   Operating loss                                                     -66,613        -68,398     -1,785      --
-----------------------------------------------------------------------------------------------------------------
CONSOLIDATED:
   Net sales:
       Unaffiliated customers                                       1,903,477      1,924,497     21,020     1.1
       Intersegment                                                        --             --         --
       Total                                                        1,903,477      1,924,497     21,020     1.1
-----------------------------------------------------------------------------------------------------------------
   Operating expenses                                               1,921,545      1,861,063    -60,482    -3.1
-----------------------------------------------------------------------------------------------------------------
   Operating income (loss)                                            -18,068         63,434     81,502      --
       Operating income (loss) on consolidated net sales (%)             -0.9            3.3
-----------------------------------------------------------------------------------------------------------------

* Certain products were reclassified into segment "Imaging & Solutions" and "Industrial Products" from "Other" in this fiscal year. The above reclassification was made to the prior year's figures.

b. Geographic Segment Information

(Three months ended March 31, 2012 and 2013)                                                    (Millions of yen)
-----------------------------------------------------------------------------------------------------------------
                                                          Three months ended Three months ended
                                                            March 31, 2012     March 31, 2013   Change      %
-----------------------------------------------------------------------------------------------------------------
JAPAN:
   Net sales:
       Unaffiliated customers                                         248,599        240,071     -8,528    -3.4
       Intersegment                                                    86,074         91,378      5,304     6.2
       Total                                                          334,673        331,449     -3,224    -1.0
-----------------------------------------------------------------------------------------------------------------
   Operating expenses                                                 323,660        322,458     -1,202    -0.4
-----------------------------------------------------------------------------------------------------------------
   Operating income                                                    11,013          8,991     -2,022   -18.4
       Operating income on sales in Japan(%)                              3.3            2.7
-----------------------------------------------------------------------------------------------------------------
THE AMERICAS:
   Net sales:
       Unaffiliated customers                                         122,028        139,938     17,910    14.7
       Intersegment                                                       966          2,070      1,104   114.3
       Total                                                          122,994        142,008     19,014    15.5
-----------------------------------------------------------------------------------------------------------------
   Operating expenses                                                 122,783        139,099     16,316    13.3
-----------------------------------------------------------------------------------------------------------------
   Operating income                                                       211          2,909      2,698      --
       Operating income on sales in the Americas(%)                       0.2            2.0
-----------------------------------------------------------------------------------------------------------------
EUROPE, MIDDLE EAST AND AFRICA:
   Net sales:
       Unaffiliated customers                                         106,410        122,931     16,521    15.5
       Intersegment                                                       145            201         56    38.6
       Total                                                          106,555        123,132     16,577    15.6
-----------------------------------------------------------------------------------------------------------------
   Operating expenses                                                 101,723        114,082     12,359    12.1
-----------------------------------------------------------------------------------------------------------------
   Operating income                                                     4,832          9,050      4,218    87.3
       Operating income on sales in Europe(%)                             4.5            7.3
-----------------------------------------------------------------------------------------------------------------
OTHER:
   Net sales:
       Unaffiliated customers                                          29,573         34,458      4,885    16.5
       Intersegment                                                    45,965         49,081      3,116     6.8
       Total                                                           75,538         83,539      8,001    10.6
-----------------------------------------------------------------------------------------------------------------
   Operating expenses                                                  72,600         79,709      7,109     9.8
-----------------------------------------------------------------------------------------------------------------
   Operating income                                                     2,938          3,830        892    30.4
       Operating income on sales in Other(%)                              3.9            4.6
-----------------------------------------------------------------------------------------------------------------
CORPORATE AND ELIMINATIONS:
   Net sales:
       Intersegment                                                  -133,150       -142,730     -9,580
       Total                                                         -133,150       -142,730     -9,580      --
-----------------------------------------------------------------------------------------------------------------
   Operating expenses:                                               -133,096       -140,901     -7,805      --
-----------------------------------------------------------------------------------------------------------------
   Operating loss                                                         -54         -1,829     -1,775      --
-----------------------------------------------------------------------------------------------------------------
CONSOLIDATED:
   Net sales:
       Unaffiliated customers                                         506,610        537,398     30,788     6.1
       Intersegment                                                        --             --         --
       Total                                                          506,610        537,398     30,788     6.1
-----------------------------------------------------------------------------------------------------------------
   Operating expenses                                                 487,670        514,447     26,777     5.5
-----------------------------------------------------------------------------------------------------------------
   Operating income                                                    18,940         22,951      4,011    21.2
       Operating income on consolidated net sales(%)                      3.7            4.3
-----------------------------------------------------------------------------------------------------------------

*  Geographic area was changed in this fiscal year.

Middle East and Africa were reclassified from Other into Europe in this fiscal year.

The reclassification was made to the prior year's figures.

(Year ended March 31, 2012 and 2013)                                                            (Millions of yen)
-----------------------------------------------------------------------------------------------------------------
                                                              Year ended         Year ended
                                                            March 31, 2012     March 31, 2013   Change      %
-----------------------------------------------------------------------------------------------------------------
JAPAN:
   Net sales:
       Unaffiliated customers                                         901,742        892,721     -9,021    -1.0
       Intersegment                                                   372,854        369,581     -3,273    -0.9
       Total                                                        1,274,596      1,262,302    -12,294    -1.0
-----------------------------------------------------------------------------------------------------------------
   Operating expenses                                               1,293,454      1,235,391    -58,063    -4.5
-----------------------------------------------------------------------------------------------------------------
   Operating income (loss)                                            -18,858         26,911     45,769      --
       Operating income (loss) on sales in Japan(%)                      -1.5            2.1
-----------------------------------------------------------------------------------------------------------------
THE AMERICAS:
   Net sales:
       Unaffiliated customers                                         471,805        493,733     21,928     4.6
       Intersegment                                                     3,588          7,222      3,634   101.3
       Total                                                          475,393        500,955     25,562     5.4
-----------------------------------------------------------------------------------------------------------------
   Operating expenses                                                 501,785        494,295     -7,490    -1.5
-----------------------------------------------------------------------------------------------------------------
   Operating income (loss)                                            -26,392          6,660     33,052      --
       Operating income (loss) on sales in the Americas(%)               -5.6            1.3
-----------------------------------------------------------------------------------------------------------------
EUROPE, MIDDLE EAST AND AFRICA:
   Net sales:
       Unaffiliated customers                                         414,742        414,707        -35    -0.0
       Intersegment                                                     1,468            718       -750   -51.1
       Total                                                          416,210        415,425       -785    -0.2
-----------------------------------------------------------------------------------------------------------------
   Operating expenses                                                 398,537        389,244     -9,293    -2.3
-----------------------------------------------------------------------------------------------------------------
   Operating income                                                    17,673         26,181      8,508    48.1
       Operating income on sales in Europe(%)                             4.2            6.3
-----------------------------------------------------------------------------------------------------------------
OTHER:
   Net sales:
       Unaffiliated customers                                         115,188        123,336      8,148     7.1
       Intersegment                                                   162,971        187,919     24,948    15.3
       Total                                                          278,159        311,255     33,096    11.9
-----------------------------------------------------------------------------------------------------------------
   Operating expenses                                                 270,479        298,502     28,023    10.4
-----------------------------------------------------------------------------------------------------------------
   Operating income                                                     7,680         12,753      5,073    66.1
       Operating income on sales in Other(%)                              2.8            4.1
-----------------------------------------------------------------------------------------------------------------
CORPORATE AND ELIMINATIONS:
   Net sales:
       Intersegment                                                  -540,881       -565,440    -24,559
       Total                                                         -540,881       -565,440    -24,559      --
-----------------------------------------------------------------------------------------------------------------
   Operating expenses:                                               -542,710       -556,369    -13,659      --
-----------------------------------------------------------------------------------------------------------------
   Operating income (loss)                                              1,829         -9,071    -10,900      --
-----------------------------------------------------------------------------------------------------------------
CONSOLIDATED:
   Net sales:
       Unaffiliated customers                                       1,903,477      1,924,497     21,020     1.1
       Intersegment                                                        --             --         --
       Total                                                        1,903,477      1,924,497     21,020     1.1
-----------------------------------------------------------------------------------------------------------------
   Operating expenses                                               1,921,545      1,861,063    -60,482    -3.1
-----------------------------------------------------------------------------------------------------------------
   Operating income (loss)                                            -18,068         63,434     81,502      --
       Operating income (loss) on consolidated net sales(%)              -0.9            3.3
-----------------------------------------------------------------------------------------------------------------

*  Geographic area was changed in this fiscal year.

Middle East and Africa were reclassified from Other into Europe in this fiscal year.
The reclassification was made to the prior year's figures.

B) PER SHARE DATA

                                                                    (Yen)
-------------------------------------------------------------------------
                                            March 31, 2012 March 31, 2013
-------------------------------------------------------------------------
Shareholders' equity per share               1,134.64         1,238.55
Net income per share-basic                     -61.42            44.78
Net income per share-diluted                   -61.42               --

A reconciliation of the numerator and the denominators of the basic and diluted per share computations for income is as follows:

                                                        (Millions of yen)
-------------------------------------------------------------------------
                                         March 31, 2012  March 31, 2013
-------------------------------------------------------------------------
Net income (loss)                             -44,560              32,467
    Effect of dilutive securities                   0                  --
-------------------------------------------------------------------------
Diluted net income (loss)                      -44,560           32,467
-------------------------------------------------------------------------

                                                                 (Shares)
-------------------------------------------------------------------------
                                         March 31, 2012  March 31, 2013
-------------------------------------------------------------------------
Weight average common shares outstanding  725,483,319         725,062,802
    Effect of dilutive securities                   0                  --
-------------------------------------------------------------------------
Diluted common shares outstanding         725,483,319         725,062,802
-------------------------------------------------------------------------

C) SUBSEQUENT EVENTS

Not applicable.

5. NON-CONSOLIDATED PERFORMANCE
(1) BALANCE SHEETS (NON-CONSOLIDATED)
March 31, 2012 and 2013

Assets                                                                                        (Millions of yen)
---------------------------------------------------------------------------------------------------------------
                                                                      March 31, 2012   March 31, 2013    Change
---------------------------------------------------------------------------------------------------------------
Current Assets                                                           466,274          393,858       -72,416
      Cash on hand and in banks                                            9,436            8,306        -1,130
      Notes receivable-trade                                               1,795            1,477          -318
      Accounts receivable-trade                                          165,852          163,355        -2,497
      Marketable securities                                               64,387           22,892       -41,495
      Finished goods                                                      25,890           24,367        -1,523
      Raw materials                                                        5,724            4,235        -1,489
      Work-in-process                                                      8,671            9,628           957
      Supplies                                                             9,612           10,414           802
      Prepaid expenses                                                     7,868            7,722          -146
      Deferred tax assets                                                 18,050           17,420          -630
      Accounts receivable-other                                           22,196           18,140        -4,056
      Short-term loans receivable                                        124,595          103,557       -21,038
      Other current assets                                                 2,221            2,360           139
      Allowance for doubtful accounts                                        -31              -23             8

Fixed Assets                                                             668,908          716,167        47,259
   Tangible Fixed Assets                                                 130,720          136,894         6,174
      Buildings                                                           61,478           57,265        -4,213
      Structures                                                           3,289            3,017          -272
      Machinery and equipment                                             21,066           22,276         1,210
      Vehicles                                                                 7                4            -3
      Tools                                                                9,446           17,288         7,842
      Land                                                                28,339           27,588          -751
      Leased assets                                                           71               96            25
      Construction in progress                                             7,020            9,357         2,337

   Intangible Fixed Assets                                                44,217           40,650        -3,567
      Goodwill                                                             7,762            7,130          -632
      Patent rights                                                        1,460            1,093          -367
      Leased property rights                                               7,278            7,226           -52
      Trademark rights                                                     1,722            1,399          -323
      Software                                                            23,343           19,958        -3,385
      Leased assets                                                           36                7           -29
      Other intangible fixed assets                                        2,613            3,834         1,221
      Long-term loans to affiliates
   Investments and Other Assets                                          493,971          538,621        44,650
      Investment securities                                               16,415           20,991         4,576
      Affiliates' securities                                             319,792          370,859        51,067
      Investment in affiliates                                            19,252           19,252            --
      Long-term loans receivable                                         182,591          174,799        -7,792
      Bankruptcy and rehabilitation debts                                    223              125           -98
      Lease deposit                                                        6,328            6,165          -163
      Deferred tax assets                                                  2,265            1,217        -1,048
      Other investments                                                    4,253            3,766          -487
      Allowance for doubtful accounts                                    -57,151          -58,555        -1,404
---------------------------------------------------------------------------------------------------------------
Total Assets                                                           1,135,182        1,110,025       -25,157
---------------------------------------------------------------------------------------------------------------
         Reference:
         Exchange rate
                                                                      March 31, 2012   March 31, 2013
                                                US$ 1                      82.19            94.05
                                               EURO 1                     109.80           120.73

March 31, 2012 and 2013
Liabilities                                                                                   (Millions of yen)
---------------------------------------------------------------------------------------------------------------
                                                                      March 31, 2012   March 31, 2013    Change
---------------------------------------------------------------------------------------------------------------
Current Liabilities                                                      263,755          273,669         9,914
      Notes payable-trade                                                  1,885              364        -1,521
      Electronically Recorded Monetary Claims                                 --            6,665         6,665
      Accounts payable-trade                                             116,550           96,403       -20,147
      Bonds maturing within one year                                          --           50,000        50,000
      Short-term borrowings                                               74,000           29,000       -45,000
      Leased obligations                                                     217               91          -126
      Accounts payable-other                                              21,635           30,458         8,823
      Accrued expenses                                                    29,465           31,356         1,891
      Accrued corporate tax                                                  303              609           306
      Advances by customers                                                4,895            6,313         1,418
      Deposits payable                                                     2,138            2,144             6
      Accrued bonuses                                                      7,447            9,110         1,663
      Accrued directors' bonuses                                              --               98            98
      Warranty reserve                                                       875              724          -151
      Derivative liabilities, at fair value                                3,317            9,065         5,748
      Other current liabilities                                            1,023            1,262           239

Fixed Liabilities                                                        272,157          233,263       -38,894
      Bonds                                                              125,000           75,000       -50,000
      Long-term borrowings                                               136,800          137,800         1,000
      Leased obligations                                                      81               90             9
      Long accounts payable-other                                            262               77          -185
      Retirement benefit obligation                                        4,289            7,378         3,089
      Asset retirement obligations                                         2,092            2,116            24
      Other fixed liabilities                                              3,631           10,800         7,169
---------------------------------------------------------------------------------------------------------------
Total Liabilities                                                        535,912          506,933       -28,979
---------------------------------------------------------------------------------------------------------------

Net assets                                                                                    (Millions of yen)
---------------------------------------------------------------------------------------------------------------
                                                                      March 31, 2012   March 31, 2013    Change
---------------------------------------------------------------------------------------------------------------
Stockholders' equity                                                     594,677          595,261           584
   Common Stock                                                          135,364          135,364            --
   Additional paid-in-capital                                            180,804          180,804            --
      Legal capital reserve                                              180,804          180,804            --
   Retained earnings                                                     315,461          316,074           613
      Legal reserve                                                       14,955           14,955            --
      Other retained earnings                                            300,506          301,119           613
         Reserve for deferral of capital gain on property                  3,453            3,341          -112
         Reserve for special depreciation                                    351              230          -121
         Reserve for social contribution                                       3                2            -1
         General reserve                                                 415,350          265,350      -150,000
      Retained earnings brought forward                                 -118,651           32,195       150,846
   Treasury stock                                                        -36,953          -36,982           -29
Difference of appreciation and conversion                                  4,592            7,831         3,239
   Net unrealized holding gains on securities                              4,592            7,831         3,239
Total Net assets                                                         599,269          603,092         3,823
---------------------------------------------------------------------------------------------------------------
Total Liabilities and Net assets                                       1,135,182        1,110,025       -25,157
---------------------------------------------------------------------------------------------------------------

(2) STATEMENT OF INCOME (NON-CONSOLIDATED)

For the years ended March 31, 2012 and 2013.                                                         (Millions of yen)
----------------------------------------------------------------------------------------------------------------------
                                                                      Year ended       Year ended
                                                                    March 31, 2012   March 31, 2013 Change (%)
----------------------------------------------------------------------------------------------------------------------
Net sales                                                               795,471          803,861      8,390      (1.1)
Cost of sales                                                           620,179          607,473    -12,706     (-2.0)
       Percentage of net sales (%)                                         78.0             75.6
Gross profit                                                            175,292          196,387     21,095     (12.0)
       Percentage of net sales (%)                                         22.0             24.4
Selling, general and administrative expenses                            207,219          197,907     -9,312     (-4.5)
       Percentage of net sales (%)                                         26.0             24.6
       Selling expenses                                                  27,058           25,192     -1,866
       General and administrative expenses                              180,161          172,714     -7,447
Operating loss                                                          -31,927           -1,520     30,407         --
       Percentage of net sales (%)                                         -4.0             -0.2
Non-operating income                                                     34,640           27,899     -6,741    (-19.5)
       Percentage of net sales (%)                                          4.4              3.5
       Interest                                                           4,002            2,904     -1,098
       Interest on securities                                               113               70        -43
       Dividends                                                         23,693           22,858       -835
       Miscellaneous income                                               6,831            2,066     -4,765
Non-operating expenses                                                   10,116            7,727     -2,389    (-23.6)
       Percentage of net sales (%)                                          1.3              1.0
       Interest                                                           3,330            3,665        335
       Interest on bonds                                                  1,617            1,405       -212
       Exchange loss                                                      4,312              755     -3,557
       Loss on disposition of fixed assets                                  505              865        360
       Miscellaneous expenses                                               350            1,037        687
Ordinary income (loss)                                                   -7,402           18,650     26,052         --
       Percentage of net sales (%)                                         -0.9              2.3
Extraordinary losses                                                    133,046            6,074   -126,972    (-95.4)
       Percentage of net sales (%)                                         16.7              0.8
       Provision of allowance for doubtful accounts of
         long-term loans                                                 56,723            1,403    -55,320
       Loss on valuation of affiliates' securities                       51,113               --    -51,113
       Impairment of fixed assets                                        16,740            2,771    -13,969
       Special extra retirement payments                                  8,469            1,899     -6,570
Income (loss) before income taxes                                      -140,449           12,576    153,025         --
       Percentage of net sales (%)                                        -17.7              1.6
Provision for income taxes                                               -3,635           -2,592      1,043         --
       Percentage of net sales (%)                                         -0.5             -0.3
Refund of income taxes                                                     -321             -583       -262         --
       Percentage of net sales (%)                                         -0.0             -0.1
Corporate and other tax adjustments                                      -7,813              -95      7,718         --
       Percentage of net sales (%)                                         -1.0             -0.0
Net income (loss)                                                      -128,678           15,846    144,524         --
       Percentage of net sales (%)                                        -16.2              2.0
----------------------------------------------------------------------------------------------------------------------
               Reference:
               Exchange rate

                                                                      Year ended       Year ended
                                                                    March 31, 2012   March 31, 2013
                                   US$ 1                                  82.19            94.05
                                   EURO 1                                109.80           120.73

(3) STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY  (NON-CONSOLIDATED)

RESULTS FOR THE PERIOD FROM APRIL 1, 2011 TO MARCH 31, 2012                                                  (Millions of yen)
-------------------------------------------------------------------------------------------------------------------------------
                                                                                                    Difference of
                                                                                                    appreciation
                                                           Stockholders' equity                     and conversion
                       -------------------------------------------------------------------------------------------
                                      Additional              Retained
                                    paid-in-capital           earnings                                    Net
                               ----------------------------------------------                          unrealized
                                Legal       Other                   Other                  Total        holding        Total
                       Common  capital   additional      Legal    retained    Treasury stockholders'    gains on        Net
                        stock  reserve  paid-in-capital reserve  earnings (*)   stock     equity       securities      assets
-------------------------------------------------------------------------------------------------------------------------------
Beginning balance      135,364 180,804              --   14,955       453,157  -36,674       747,607         4,530      752,137
-------------------------------------------------------------------------------------------------------------------------------
Changes in the term
  Dividends from
    surplus                                                           -23,942                -23,942                    -23,942
  Net income                                                         -128,678               -128,678                   -128,678
  Purchase of treasury
    stock                                                                         -327          -327                       -327
  Disposal of treasury
    stock                                                                 -31       48            17                         17
  Net change of items
    other than
  stockholders' equity                                                                                          62           62
-------------------------------------------------------------------------------------------------------------------------------
Total changes in the
  term                      --      --             --        --      -152,650     -279      -152,930            62     -152,868
-------------------------------------------------------------------------------------------------------------------------------
Ending balance         135,364 180,804             --    14,955       300,506  -36,953       594,677         4,592      599,269
-------------------------------------------------------------------------------------------------------------------------------

(*) Other retained earnings                                                                   (Millions of yen)
----------------------------------------------------------------------------------------------------------------
                                         Reserve for                                    Retained
                                         deferral of  Reserve for   Reserve for         earnings     Total Other
                                        capital gain   special        social     General brought      retained
                                         on property  depreciation contribution  reserve forward      earnings
----------------------------------------------------------------------------------------------------------------
Beginning balance                                450           411            0  430,350   21,946        453,157
----------------------------------------------------------------------------------------------------------------
Changes in the term
   Dividends from surplus                                                                 -23,942        -23,942
   Transfer to reserve for deferral of
     capital gain on property                  3,164                                       -3,164             --
   Reversal of reserve for deferral of
     capital gain on property                   -161                                          161             --
   Transfer to reserve for special
     depreciation                                               25                            -25             --
   Reversal of reserve for special
     depreciation                                              -84                             84             --
   Reversal of reserve for warranty on
     computer programs                                                       94               -94             --
   Transfer of reserve for social
     contribution                                                           -91                91             --
   Reversal of reserve for social
     contribution                                                                -15,000   15,000             --
   Disposal of Treasury stock                                                                 -31            -31
     Net income                                                                          -128,678       -128,678
----------------------------------------------------------------------------------------------------------------
Total changes in the term                      3,003           -59            3  -15,000 -140,597       -152,650
----------------------------------------------------------------------------------------------------------------
Ending balance                                 3,453           351            3  415,350 -118,651        300,506
----------------------------------------------------------------------------------------------------------------

RESULTS FOR THE PERIOD FROM APRIL 1, 2012 TO MARCH 31, 2013                                                     (Millions of yen)
---------------------------------------------------------------------------------------------------------------------------------
                                                                                                            Difference
                                                                                                                of
                                                                                                           appreciation
                                                                                                               and
                                                           Stockholders' equity                             conversion
                                ---------------------------------------------------------------------------------------
                                              Additional             Retained
                                            paid-in-capital          earnings                                   Net
                                        -------------------------------------------                         unrealized
                                         Legal       Other                 Other                 Total        holding     Total
                                Common  capital   additional     Legal   retained   Treasury stockholders'   gains on      Net
                                stock   reserve paid-in-capital reserve earnings(*)  stock      equity      securities   assets
---------------------------------------------------------------------------------------------------------------------------------
Beginning balance               135,364 180,804              --  14,955     300,506  -36,953       594,677       4,592    599,269
---------------------------------------------------------------------------------------------------------------------------------
Changes in the term
   Dividends from surplus                                                   -15,226                -15,226                -15,226
   Net income                                                                15,846                 15,846                 15,846
   Purchase of treasury stock                                                            -39           -39                    -39
   Disposal of treasury stock                                                    -6       10             4                      4
   Net change of items other
     than stockholders' equity                                                                                   3,238      3,238
---------------------------------------------------------------------------------------------------------------------------------
Total changes in the term            --      --               --     --         613      -29           584       3,238      3,822
---------------------------------------------------------------------------------------------------------------------------------
Ending balance                  135,364 180,804               -- 14,955     301,119  -36,982       595,261       7,831    603,092
---------------------------------------------------------------------------------------------------------------------------------

(*) Other retained earnings                                                                (Millions of yen)
------------------------------------------------------------------------------------------------------------
                                       Reserve for                                    Retained
                                       deferral of  Reserve for  Reserve for          earnings Total Other
                                       capital gain   special       social    General brought   retained
                                       on property  depreciation contribution reserve forward   earnings
------------------------------------------------------------------------------------------------------------
Beginning balance                             3,453          351            3  415,350 -118,651      300,506
------------------------------------------------------------------------------------------------------------
Changes in the term
   Dividends from surplus                                                               -15,227      -15,227
   Reversal of reserve for deferral of
     capital gain on property                  -112                                         112           --
   Reversal of reserve for special
     depreciation                                           -121                            121           --
   Transfer of reserve for social
     contribution                                                          90               -90           --
   Reversal of reserve for social
     contribution                                                         -90                90           --
   Reversal of general reserve                                                -150,000  150,000           --
   Disposal of Treasury stock                                                                -6           -6
   Net income                                                                            15,846       15,846
------------------------------------------------------------------------------------------------------------
   Total changes in the term                   -112         -121            0 -150,000  150,847          613
------------------------------------------------------------------------------------------------------------
Ending balance                                3,341          230            2  265,350   32,195      301,119
------------------------------------------------------------------------------------------------------------

SIGNIFICANT ACCOUNTING POLICIES (NON-CONSOLIDATED)

1. Accounting policy for assets

   (1) Inventories are stated at cost caused by profitability of inventories has declined.

   (2) Securities

          Securities of subsidiaries and affiliates are stated at moving average cost.

          Other securities:

          Marketable securities are marked to market based on the market price at the end of the term and other factors (accounting for all valuation differences with the full capital injection method; the cost of securities sold is valued at moving average cost.)

          Non-marketable securities are stated at cost based on the moving average method.

   (3) Derivatives are stated at market value.

2. Depreciation of fixed assets

   (1) Tangible fixed assets

   Tangible fixed assets are depreciated using the straight-line depreciation method.

   The depreciation period for our key tangible fixed assets are as follows:

   Buildings: Five to fifty years

   Machinery and equipment: Four to twelve years

   (Change in accounting policy)

   Ricoh has changed the depreciation method for tangible fixed assets from the declining balance method to the straight-line depreciation method beginning this fiscal year and will use this method going forward. Ricoh deemed the change preferable due to changes in our asset portfolio caused by the increase in business investment relating to new manufacturing technologies in which the straight-line method will more accurately reflect the pattern of usage and the expected benefits of such assets. The change to straight-line depreciation has no material affect on our individual financial statements for FY2012.

   (2) Intangible fixed assets

   Ricoh uses straight-line depreciation for intangible fixed assets.

   With software for sale in the marketplace, however, the Company records the larger of a depreciation based on projected sales profits or a uniform depreciation based on a projected effective sales period for the balance. The initially projected effective sale term is three years. With software for internal use, the company uses straight-line depreciation on a usable period of five to ten years.

   (3) Leased assets

   Finance leases for which ownership does not transfer to lessees;

   Ricoh uses straight-line depreciation for Leased assets regarding Lease-term as useful life.

   In addition, Ricoh uses accounting for in a similar manner with ordinary sale and purchase transactions, regard to Lease contracts on before April 1,2008.

3. Basis for provision of reserves

   (1) Allowance for Doubtful Accounts

   The allowance for doubtful accounts is provided to cover possible losses from bad debts and represents possible individual doubtful accounts based on historical default rates and the potential for irrecoverableness.

   (2) Reserve for Accrued Bonuses

   The reserve for accrued bonuses is provided by estimating the amount of bonuses payable to employees for the current financial year under our corporate rules for calculating such bonus payment.

   (3) Reserve for Accrued Directors' Bonuses

   The reserve for accrued bonuses is provided by estimating the amount of bonuses payable to Directors for the current of financial year.

   (4) Warranty reserve

   To cover product after-sales service expenses, the Company calculates the product warranty reserve based on projected service costs during warranty terms.

   (5) Reserve for Retirement Benefit Obligations

   To cover projected employee benefits, the Company records the estimated obligations at the end of current fiscal year based on projected year-end benefit obligations and plan assets. The company uses straight-line depreciation for actuarial gains or losses and for prior service costs over averaged remaining employment term. (15years)

4. Hedge accounting

   (1) Hedge Accounting Methods

   With interest swaps, RICOH adopts exceptional treatments if it meets necessary requirements.

   (2) Hedging Instruments and Targets

   Targets: Interests of long-term borrowings

   Hedging Instruments: Interest swaps

   (3) Hedging policies

   In keeping with its internal Market Risk Management Rules, Ricoh uses derivatives to manage the exposure of its assets and liabilities to market fluctuations.

   (4) Hedge Effectiveness

   Ricoh assesses the effectiveness of hedges by analyzing the ratios of the total market fluctuations of hedged targets and instruments.

   Ricoh omits assessment of effectiveness regarding interest swaps using exceptional treatments.

5. Consumption taxes

   Consumption taxes are excluded from revenues and expenses. The refundable consumption tax at the end of the year is included in "Other current assets", after offsetting suspense payments and receipt of consumption taxes and etc.

6. The consolidated tax system

   The consolidated tax system is applied from fiscal year 2009.

NOTES TO CHANGES IN SIGNIFICANT ACCOUNTING POLICIES (NON-CONSOLIDATED)

   Not applicable

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

(BALANCE SHEETS)
-------------------------------------------------------------------------------------
                                                       March 31, 2012  March 31, 2013
-------------------------------------------------------------------------------------
1. Accumulated depreciation on tangible fixed assets          438,076         441,525
2. Guarantee obligations                                       25,669          29,147

(SECURITIES)

   Fair values of subsidiaries and affiliates
   1. Year ended March 31, 2012

   (Millions of yen)                     Balance Sheets   Fair value   Difference
   Securities of consolidated companies           4,229       29,231       25,001
   Securities of affiliated companies             4,927       24,366       19,439
   ------------------------------------------------------------------------------
   Total                                          9,156       53,597       44,440
   2. Year ended March 31, 2013
   (Millions of yen)                     Balance Sheets   Fair value   Difference
   ------------------------------------------------------------------------------
   Securities of consolidated companies           4,229       39,526      35,297
   Securities of affiliated companies             4,927       27,590      22,663
   ------------------------------------------------------------------------------
   Total                                          9,156       67,116      57,960

(STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY)

   Treasury stock
   1. March 31, 2012

-------------------------------------------------------------------------------------------
                          Number of shares held                       Number of shares held
Class of shares             at March 31, 2011     Increase   Decrease   at March 31, 2012
-------------------------------------------------------------------------------------------
Common shares (shares)               19,409,410    447,350     25,700            19,831,060
-------------------------------------------------------------------------------------------

   Reason for the Changes

   Increase: Purchase of odd lot shares of common stock 447,350 shares Purchase of treasury stock

   Decrease: Release of 25,700 shares of treasury stock to allow shareholders with less than a full lot to complete their holdings

   Treasury stock
   2. March 31, 2013

-------------------------------------------------------------------------------------------
                          Number of shares held                       Number of shares held
Class of shares             at March 31, 2012     Increase   Decrease   at March 31, 2013
-------------------------------------------------------------------------------------------
Common shares (shares)               19,831,060     50,005      5,403            19,875,662
-------------------------------------------------------------------------------------------

   Reason for the Changes

   Increase: Purchase of odd lot shares of common stock 50,005 shares Purchase of treasury stock

   Decrease: Release of 5,403 shares of treasury stock to allow shareholders with less than a full lot to complete their holdings

(TAX EFFECT ACCOUNTING)

1. The prime components of deferred tax assets and liabilities are as follows:

                                                                              (Millions of yen)
-----------------------------------------------------------------------------------------------
                                                                 March 31, 2012  March 31, 2013
-----------------------------------------------------------------------------------------------
Deferred tax assets:
   Retirement benefit obligation                                       10,463         11,601
   Accrued bonuses                                                      2,818          3,485
   Net operating loss carried forward                                  15,973          9,009
   Loss on valuation of securities                                     20,609         19,151
   Depreciation and amortization                                        4,167          6,003
   Inventory revaluation                                                1,035          1,276
   Asset retirement obligations                                           742            750
   Allowance for doubtful accounts                                     20,277         20,775
   Other                                                                5,104          9,169
Subtotal                                                               81,188         81,219
-----------------------------------------------------------------------------------------------
   Valuation allowance                                                -48,076        -48,445
Total deferred tax assets                                              33,112         32,774
-----------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------
                                                                 March 31, 2012  March 31, 2013
-----------------------------------------------------------------------------------------------
Deferred tax liabilities:
   Retirement benefit trust establishment                              -5,907         -5,907
   Net unrealized holding gains on securities                          -2,525         -4,316
   Succeeded intangible asset (*)                                      -1,837         -1,580
   Removal cost in correspond to asset retirement obligations            -389           -349
   Reserve for deferral of capital gain on property                    -1,929         -1,851
   Reserve for special depreciation                                      -209           -134
Total deferred tax liabilities                                        -12,796        -14,137
-----------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------
                                                                 March 31, 2012  March 31, 2013
-----------------------------------------------------------------------------------------------
Net deferred tax assets/liabilities                                    20,316         18,637
Included in current assets                                             18,050         17,420
Included in investment and other assets                                 2,265          1,217
Included in fixed liabilities                                              --             --
-----------------------------------------------------------------------------------------------

* Deferred tax liability for the non-deductible intangible asset succeeded from Ricoh Printing Systems, Ltd.

2. Difference in normal effective statutory tax rate and effective tax rate after applying tax effect accounting

Normal effective statutory tax rate                                     37.8%
(Reconciliation)
Valuation allowance                                                      2.9
Permanently non-deductible expenses                                      0.8
Tax credit for foreign taxes                                            -4.4
Permanently non-taxable income                                         -65.4
Other                                                                    2.3

Effective tax rate                                                     -26.0%

-APPENDIX- YEAR ENDED MARCH 31, 2013

1. CONSOLIDATED QUARTERLY PERFORMANCE OUTLINE

(1) Financial Statements Summary (Quarterly)                                           (Billions of yen)
-----------------------------------------------------------------------------------------------------------

                                                    1Q          2Q          3Q          4Q        Change(%)
-----------------------------------------------------------------------------------------------------------
Net sales                                            459.3     458.0         469.6        537.3       6.1
Gross profit                                         189.8     184.5         188.9        205.1      11.3
Operating income (loss)                               14.2      13.1          13.0         22.9      21.2
Income (loss) before income taxes                     12.2      12.2          11.7         21.8      31.7
Net income (loss)                                      6.5       5.1           5.5         15.1      75.8
-----------------------------------------------------------------------------------------------------------
Net income (loss) per share (yen)                     9.02      7.13          7.71        20.92        --
Net income (loss) per share-diluted (yen)             9.02        --            --           --        --
-----------------------------------------------------------------------------------------------------------
Total assets                                       2,243.1   2,218.5       2,343.0      2,360.6        --
Shareholders' investment                             792.4     801.3         845.6        897.9        --
-----------------------------------------------------------------------------------------------------------
Shareholders' investment per share (yen)          1,092.90  1,105.21      1,166.31     1,238.55        --
-----------------------------------------------------------------------------------------------------------
Cash flows from operating activities                   8.8      19.6          -0.1         96.1        --
Cash flows from investing activities                 -24.1     -28.4         -23.6        -30.1        --
Cash flows from financing activities                  12.4     -15.8          28.7        -89.7        --
Cash and cash equivalents at end of period           148.5     122.9         134.4        117.0        --
-----------------------------------------------------------------------------------------------------------

(2) Capital expenditures and Depreciation                                               (Billions of yen)
---------------------------------------------------------------------------------------------------------
                                                    1Q          2Q          3Q           4Q
---------------------------------------------------------------------------------------------------------
Capital expenditures                                19.1        22.1        19.7         25.4
Depreciation for tangible fixed assets              14.7        15.9        13.9         15.9
---------------------------------------------------------------------------------------------------------

(3) R&D Expenditures                                                                    (Billions of yen)
---------------------------------------------------------------------------------------------------------
                                                    1Q          2Q          3Q           4Q
---------------------------------------------------------------------------------------------------------
R&D expenditures                                    27.0        27.7        27.4         29.8
R&D expenditures / Total Sales (%)                   5.9         6.0         5.8          5.5
---------------------------------------------------------------------------------------------------------

(4) Interest income (expenses) net                                                      (Billions of yen)
---------------------------------------------------------------------------------------------------------
                                                    1Q          2Q          3Q           4Q
---------------------------------------------------------------------------------------------------------
Interest income (expenses) net                      -0.6        -1.3        -1.1         -1.1
---------------------------------------------------------------------------------------------------------

(5) Exchange Rate
---------------------------------------------------------------------------------------------------------
                                                    1Q          2Q          3Q           4Q
---------------------------------------------------------------------------------------------------------
Exchange rate (Yen/US$)                             80.23       78.64       81.27        92.28
Exchange rate (Yen/EURO)                           103.06       98.29      105.43       121.81
---------------------------------------------------------------------------------------------------------

                                      A1

2. CONSOLIDATED SALES BY PRODUCT CATEGORY

(Three months ended March 31, 2012 and 2013)                                                                   (Millions of yen)
--------------------------------------------------------------------------------------------------------------------------------
                                                  Three months ended Three months ended                 Change excluding
                                                    March 31, 2012     March 31, 2013   Change    %     exchange impact      %
--------------------------------------------------------------------------------------------------------------------------------
[Imaging & Solutions]
  Imaging Solutions                                      351,556            377,855      26,299     7.5      -5,999         -1.7
    Percentage of net sales (%)                             69.4               70.3
       Domestic                                          137,382            131,053      -6,329    -4.6      -6,329         -4.6
       Overseas                                          214,174            246,802      32,628    15.2         330          0.2
  Production Printing                                     37,922             42,266       4,344    11.5         -79         -0.2
    Percentage of net sales (%)                              7.5                7.9
       Domestic                                            8,590              8,374        -216    -2.5        -216         -2.5
       Overseas                                           29,332             33,892       4,560    15.5         137          0.5
  Network System Solutions                                55,906             58,029       2,123     3.8       1,003          1.8
    Percentage of net sales (%)                             11.0               10.8
       Domestic                                           51,281             47,397      -3,884    -7.6      -3,884         -7.6
       Overseas                                            4,625             10,632       6,007   129.9       4,887        105.7
Imaging & Solutions Total                                445,384            478,150      32,766     7.4      -5,075         -1.1
    Percentage of net sales (%)                             87.9               89.0
  Domestic                                               197,253            186,824     -10,429    -5.3     -10,429         -5.3
  Overseas                                               248,131            291,326      43,195    17.4       5,354          2.2
      The Americas                                       117,073            137,938      20,865    17.8       2,560          2.2
      Europe, Middle East and Africa                     104,804            122,171      17,367    16.6       1,791          1.7
      Other                                               26,254             31,217       4,963    18.9       1,003          3.8
--------------------------------------------------------------------------------------------------------------------------------
[Industrial Products]
Industrial Products                                       23,149             22,893        -256    -1.1      -1,756         -7.6
    Percentage of net sales (%)                              4.6                4.3
  Domestic                                                11,908              9,818      -2,090   -17.6      -2,090        -17.6
  Overseas                                                11,241             13,075       1,834    16.3         334          3.0
      The Americas                                         3,342              3,877         535    16.0          -9         -0.3
      Europe, Middle East and Africa                       3,304              3,680         376    11.4         -71         -2.1
      Other                                                4,595              5,518         923    20.1         414          9.0
--------------------------------------------------------------------------------------------------------------------------------
[Other]
Other                                                     38,077             36,355      -1,722    -4.5      -2,302         -6.0
    Percentage of net sales (%)                              7.5                6.7
  Domestic                                                32,156             32,853         697     2.2         697          2.2
  Overseas                                                 5,921              3,502      -2,419   -40.9      -2,999        -50.7
      The Americas                                         1,157                963        -194   -16.8        -356        -30.8
      Europe, Middle East and Africa                       1,905              1,549        -356   -18.7        -681        -35.7
      Other                                                2,859                990      -1,869   -65.4      -1,962        -68.6
--------------------------------------------------------------------------------------------------------------------------------
Grand Total                                              506,610            537,398      30,788     6.1      -9,133         -1.8
    Percentage of net sales (%)                            100.0              100.0
  Domestic                                               241,317            229,495     -11,822    -4.9     -11,822         -4.9
    Percentage of net sales (%)                             47.6               42.7
  Overseas                                               265,293            307,903      42,610    16.1       2,689          1.0
    Percentage of net sales (%)                             52.4               57.3
      The Americas                                       121,572            142,778      21,206    17.4       2,195          1.8
        Percentage of net sales (%)                         24.0               26.6
      Europe, Middle East and Africa                     110,013            127,400      17,387    15.8       1,039          0.9
        Percentage of net sales (%)                         21.7               23.7
      Other                                               33,708             37,725       4,017    11.9        -545         -1.6
        Percentage of net sales (%)                          6.7                7.0
--------------------------------------------------------------------------------------------------------------------------------
                 Reference: Exchange rate
                            US$ 1                      Yen 79.32          Yen 92.28           Yen 12.96
                            EURO 1                    Yen 104.04         Yen 121.81           Yen 17.77

*  Each category includes the following product line:

Office Imaging            MFPs (multifunctional printers), copiers, laser
                          printers, digital duplicators, facsimile, scanners,
                          related parts & supplies, services, support and
                          software
Production Printing       Cut sheet printer, continuous feed printer, related
                          parts & supplies, services, support and software
Network System Solutions  Personal computers, servers, network equipment, related services, support and software
Industrial Products       Thermal media, optical equipment,
                          semiconductor devices and electronic
                          components
Other                     Digital cameras

* Product Category and product lines included in Product Category was changed in this fiscal year.
Product Category in Imaging & Solutions was reclassified as Office Imaging, Production Printing and Network System Solutions in this fiscal year (Imaging Solutions and Network System Solutions as previous category).
Certain products were reclassified into Network System Solutions and Industrial Products from Other in this fiscal year.
The above reclassification was made to the prior year's figures.

* Geographic area was changed in this fiscal year.
Middle East and Africa were reclassified from Other into Europe in this fiscal year.
The reclassification was made to the prior year's figures.

                                      A2

(Year ended March 31, 2012 and 2013)                                                                           (Millions of yen)
--------------------------------------------------------------------------------------------------------------------------------
                                                     Year ended         Year ended                      Change excluding
                                                    March 31, 2012     March 31, 2013   Change    %     exchange impact      %
--------------------------------------------------------------------------------------------------------------------------------
[Imaging & Solutions]
  Imaging Solutions                                    1,323,263          1,329,608       6,345     0.5      -9,884         -0.7
    Percentage of net sales (%)                             69.5               69.1
       Domestic                                          496,571            485,495     -11,076    -2.2     -11,076         -2.2
       Overseas                                          826,692            844,113      17,421     2.1       1,192          0.1
  Production Printing                                    148,564            147,040      -1,524    -1.0      -4,609         -3.1
    Percentage of net sales (%)                              7.8                7.6
       Domestic                                           32,514             32,874         360     1.1         360          1.1
       Overseas                                          116,050            114,166      -1,884    -1.6      -4,969         -4.3
  Network System Solutions                               199,273            208,743       9,470     4.8       9,715          4.9
    Percentage of net sales (%)                             10.5               10.8
       Domestic                                          182,160            177,367      -4,793    -2.6      -4,793         -2.6
       Overseas                                           17,113             31,376      14,263    83.3      14,508         84.8
Imaging & Solutions Total                              1,671,100          1,685,391      14,291     0.9      -4,778         -0.3
    Percentage of net sales (%)                             87.8               87.5
  Domestic                                               711,245            695,736     -15,509    -2.2     -15,509         -2.2
  Overseas                                               959,855            989,655      29,800     3.1      10,731          1.1
      The Americas                                       453,570            478,137      24,567     5.4       1,827          0.4
      Europe, Middle East and Africa                     402,762            401,457      -1,305    -0.3       6,141          1.5
      Other                                              103,523            110,061       6,538     6.3       2,763          2.7
--------------------------------------------------------------------------------------------------------------------------------
[Industrial Products]
Industrial Products                                       98,052             93,094      -4,958    -5.1      -6,221         -6.3
    Percentage of net sales (%)                              5.2                4.8
  Domestic                                                53,357             44,561      -8,796   -16.5      -8,796        -16.5
  Overseas                                                44,695             48,533       3,838     8.6       2,575          5.8
      The Americas                                        12,743             14,189       1,446    11.3         768          6.0
      Europe, Middle East and Africa                      13,016             13,214         198     1.5         399          3.1
      Other                                               18,936             21,130       2,194    11.6       1,408          7.4
--------------------------------------------------------------------------------------------------------------------------------
[Other]
Other                                                    134,325            146,012      11,687     8.7      11,465          8.5
    Percentage of net sales (%)                              7.0                7.7
  Domestic                                               121,823            130,100       8,277     6.8       8,277          6.8
  Overseas                                                12,502             15,912       3,410    27.3       3,188         25.5
      The Americas                                         2,415              4,279       1,864    77.2       1,666         69.0
      Europe, Middle East and Africa                       5,595              7,069       1,474    26.3       1,603         28.7
      Other                                                4,492              4,564          72     1.6         -81         -1.8
--------------------------------------------------------------------------------------------------------------------------------
Grand Total                                            1,903,477          1,924,497      21,020     1.1         466          0.0
    Percentage of net sales (%)                            100.0              100.0
  Domestic                                               886,425            870,397     -16,028    -1.8     -16,028         -1.8
    Percentage of net sales (%)                             46.6               45.2
  Overseas                                             1,017,052          1,054,100      37,048     3.6      16,494          1.6
    Percentage of net sales (%)                             53.4               54.8
      The Americas                                       468,728            496,605      27,877     5.9       4,261          0.9
        Percentage of net sales (%)                         24.6               25.8
      Europe, Middle East and Africa                     421,373            421,740         367     0.1       8,143          1.9
        Percentage of net sales (%)                         22.1               21.9
      Other                                              126,951            135,755       8,804     6.9       4,090          3.2
        Percentage of net sales (%)                          6.7                7.1
--------------------------------------------------------------------------------------------------------------------------------
                 Reference: Exchange rate
                            US$ 1                      Yen 79.08          Yen 83.06            Yen 3.98
                            EURO 1                    Yen 109.05         Yen 107.08           Yen -1.97

*  Each category includes the following product line:

Office Imaging            MFPs (multifunctional printers), copiers, laser
                          printers, digital duplicators, facsimile, scanners,
                          related parts & supplies, services, support and
                          software
Production Printing       Cut sheet printer, continuous feed printer, related
                          parts & supplies, services, support and software
Network System Solutions  Personal computers, servers, network equipment, related services, support and software
Industrial Products       Thermal media, optical equipment, semiconductor
                          devices and electronic components
Other                     Digital cameras

* Product Category and product lines included in Product Category was changed in this fiscal year.

Product Category in Imaging & Solutions was reclassified as Office Imaging, Production Printing and Network System Solutions in this fiscal year (Imaging Solutions and Network System Solutions as previous category).
Certain products were reclassified into Network System Solutions and Industrial Products from Other in this fiscal year.
The above reclassification was made to the prior year's figures.

* Geographic area was changed in this fiscal year.
Middle East and Africa were reclassified from Other into Europe in this fiscal year.
The reclassification was made to the prior year's figures.

                                       A3

3. FORECAST OF CONSOLIDATED SALES BY PRODUCT CATEGORY

                                                                                                          (Billions of yen)
---------------------------------------------------------------------------------------------------------------------------

                                                           Year ending March 31, 2014   Half year ending September 30, 2013
                                                           --------------------------   -----------------------------------
                                        Year ended            Change             Change          Change             Change
                                      March 31, 2013 Forecast   %    Forecast      %    Forecast   %    Forecast      %
---------------------------------------------------------------------------------------------------------------------------
[Imaging & Solutions]
 Office Imaging                              1,329.6  1,458.2    9.7     1,345.8    1.2    704.7   12.5       630.0    0.6
      Domestic                                 485.5    490.9    1.1       490.9    1.1    237.0    0.4       237.0    0.4
      Overseas                                 844.1    967.3   14.6       854.9    1.3    467.7   19.8       393.0    0.7
 Production Printing                           147.0    165.3   12.4       150.3    2.2     80.3   15.6        70.3    1.3
      Domestic                                  32.9     33.4    1.6        33.4    1.6     16.6    1.0        16.6    1.0
      Overseas                                 114.2    131.9   15.5       116.9    2.4     63.7   20.2        53.7    1.4
 Network System Solutions                      208.7    223.5    7.1       219.3    5.1    108.6    6.6       106.0    4.0
      Domestic                                 177.4    181.8    2.5       181.8    2.5     91.3    1.7        91.3    1.7
      Overseas                                  31.4     41.7   32.9        37.5   19.7     17.3   42.6        14.7   21.4
Imaging & Solutions Total                    1,685.4  1,847.0    9.6     1,715.5    1.8    893.6   12.0       806.4    1.1
 Domestic                                      695.7    706.1    1.5       706.1    1.5    344.9    0.8       344.9    0.8
 Overseas                                      989.7  1,140.9   15.3     1,009.4    2.0    548.7   20.5       461.5    1.3
      The Americas                             478.1    544.3   13.8       484.5    1.3    266.3   18.1       227.0    0.7
      Europe, Middle East and Africa           401.5    465.2   15.9       407.5    1.5    217.9   22.8       179.3    1.0
      Other                                    110.1    131.4   19.4       117.4    6.7     64.5   22.8        55.2    5.0
--------------------------------------------------------------------------------------------------------------------------
[Industrial Products]
Industrial Products                             93.1    102.0    9.6        95.5    2.6     52.1    9.8        47.7    0.5
  Domestic                                      44.6     44.5   -0.1        44.5   -0.1     23.3   -2.9        23.3   -2.9
  Overseas                                      48.5     57.5   18.5        51.0    5.1     28.8   22.9        24.4    4.0
      The Americas                              14.2     16.8   18.4        15.0    5.7      8.4   22.0         7.1    3.7
      Europe, Middle East and Africa            13.2     15.6   18.1        13.6    3.1      7.9   24.2         6.5    3.0
      Other                                     21.1     25.1   18.8        22.4    5.9     12.5   22.7        10.7    5.0
--------------------------------------------------------------------------------------------------------------------------
[Other]
Other                                          146.0    151.0    3.4       148.8    1.9     74.3    2.6        72.8    0.5
  Domestic                                     130.1    131.9    1.4       131.9    1.4     64.8    0.4        64.8    0.4
  Overseas                                      15.9     19.1   20.0        16.9    6.2      9.5   20.9         8.0    1.4
      The Americas                               4.3      5.2   21.5         4.7    9.2      2.4   21.0         2.0    2.8
      Europe, Middle East and Africa             7.1      8.5   20.2         7.4    5.3      4.1   21.6         3.4    0.1
      Other                                      4.6      5.4   18.3         4.8    4.8      3.0   20.1         2.5    2.0
--------------------------------------------------------------------------------------------------------------------------
Grand Total                                  1,924.5  2,100.0    9.1     1,959.8    1.8  1,020.0   11.2       926.8    1.0
  Domestic                                     870.4    882.5    1.4       882.5    1.4    433.0    0.5       433.0    0.5
  Overseas                                   1,054.1  1,217.5   15.5     1,077.3    2.2    587.0   20.6       493.8    1.5
      The Americas                             496.6    566.3   14.0       504.2    1.5    277.1   18.3       236.2    0.8
      Europe, Middle East and Africa           421.7    489.3   16.0       428.6    1.6    229.9   22.8       189.2    1.1
      Other                                    135.8    161.9   19.3       144.5    6.5     80.0   22.7        68.4    4.9
--------------------------------------------------------------------------------------------------------------------------

* Excluding foreign exchange impact

             Reference:        Year ended March 31, 2013    Year ending March 31, 2014   Half year ending September 30, 2013
            Exchange rate              (Results)                    (Forecast)                       (Forecast)
                US$ 1                   Yen 83.06                    Yen 95.00                        Yen 95.00
               EURO 1                  Yen 107.08                   Yen 125.00                       Yen 125.00

Each category includes the following product line:

Office Imaging            MFPs (multifunctional printers), copiers, laser
                          printers, digital duplicators, facsimile, scanners,
                          related parts & supplies, services, support and
                          software
Production Printing       Cut sheet printer, continuous feed printer, related
                          parts & supplies, services, support and software
Network System Solutions  Personal computers, servers, network equipment, related services, support and software
Industrial Products       Thermal media, optical equipment, semiconductor
                          devices and electronic components
Other                     Digital cameras

                                      A4